UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Index

December 31, 2018 and 2017

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018	4

Notes to Financial Statements	5-12

Supplemental Information

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2018	13-30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

the Baxter International Inc. and Subsidiaries Incentive Investment Plan

Deerfield, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Baxter

International Inc. and Subsidiaries Incentive Investment Plan (the "Plan") as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Baxter

International Inc. and Subsidiaries Incentive Investment Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2010.

Oak Brook, Illinois

June 28, 2019

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017 (in thousands)

	2018	2017
Assets
Investments
Cash and cash equivalents	16,831	$94,428
Common stock (including securities on loan of zero in 2018 and $236 in 2017)	365,035	392,305
U.S. government and government agency issues (including securities on loan of $13,662 in 2018 and $5,023 in 2017)	39,354	33,782
Corporate and other obligations (including securities on loan of $618 in 2018 and $1,934 in 2017)	19,772	21,064
Common-collective trusts	1,241,614	1,289,580
Self-managed fund	59,925	60,930
Collateral held on loaned securities	14,570	7,343
Total investments at fair value	1,757,101	1,899,432
Synthetic guaranteed investment contracts at contract value	547,365	548,882
Total investments	2,304,466	2,448,314
Receivables
Notes receivables from participants	35,407	35,829
Sponsor contribution	18,969	18,507
Accrued interest and dividends	848	845
Due from brokers for securities sold	76	5,726
Total receivables	55,300	60,907
Total assets	2,359,766	2,509,221
Liabilities
Accounts payable	2,412	9,527
Due to brokers for securities purchased	3,216	9,205
Collateral to be paid on loaned securities	14,570	7,343
Total liabilities	20,198	26,075
Net assets available for benefits	2,339,568	2,483,146

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2018 (in thousands)

2018
Additions to net assets attributed to
Investment loss
Net depreciation in fair value of investments	(100,469)
Interest	17,815
Dividends	5,902
Net investment loss	(76,752)
Participant loan interest	3,392
Contributions
Sponsor	51,651
Participant	77,068
Total contributions	128,719
Net additions	55,359
Deductions from net assets attributed to
Benefits paid	198,937
Total deductions	198,937
Net decrease	(143,578)
Net assets available for benefits
Beginning of year	2,483,146
End of year	2,339,568

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	General Description of the Plan

The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for more complete information.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan the predecessor of which originally became effective on January 1, 1960.  The Plan was created for the purpose of providing retirement benefits to United States employees of Baxter International Inc. (the Sponsor or the Company) and its subsidiaries, and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the United States Internal Revenue Code.  Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation limited to a maximum of $18,500 and $18,000 a year in 2018 and 2017, respectively.  Participants who have attained the age of 50 by the end of the year may contribute up to an additional $6,000 per year in “catch-up” contributions in 2018 and 2017, respectively.  Newly hired employees are deemed to have elected to contribute 4% of compensation (increased by 1% per year to a total of 10%) unless they make a contrary election. The Company matches a participant’s savings contributions on a dollar for dollar basis up to 3.0% of the participant’s compensation, and matches any contributions between 3% and 4% of compensation at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, so that the maximum matching contribution for participants who contribute at least 4% of their compensation is 3.5% of compensation.  The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s U.S. qualified defined benefit pension plan, which includes all new employees hired on or after January 1, 2007, and employees who had less than five years of service on January 1, 2007 and who elected to cease earning additional service in the pension plan and participate in the higher level of Company contributions in the Plan.

Participants are immediately vested in the elective contributions and matching contribution plus actual earnings thereon.  The additional non-matching contributions become fully vested after three years of service.  Participants are fully vested in the Company’s non-matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company.  Forfeitures of nonvested accounts are used to reduce future employer contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments.  Shares of Baxter common stock may also be distributed in kind at the participant’s election.  Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions, matching contributions made prior to 2008, vested non-matching contributions and related earnings in cases of financial hardship and in certain other circumstances.  In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The net income of the Plan is posted to the participants’ accounts on a daily basis.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, Baxter Common Stock Fund, State Street S&P 500 Index Non-Lending Series Fund, State Street International Index Non-Lending Series Fund, State Street Russell Small Cap Index Non-Lending Series Fund, Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund) and ten different Target Date Retirement Funds.  However, non-matching contributions may not be invested in the Baxter Common Stock Fund.   Effective January 1, 2018, participant balances in the Baxter Common Stock Fund were limited to no more than 25 percent of the participant’s total Plan account balance, subject to certain grandfathering exceptions for those participants whose balance exceeded 25 percent as of the effective date. Participants may not direct contributions to the Self-Managed Fund but can transfer funds into the Self-Managed Fund from other investment options. Effective January 1, 2018, the Plan eliminated the Cardinal Common Stock Fund, the Edwards Lifesciences Common Stock Fund and the Shire Stock Fund (collectively, the Funds).  Actual common shares held in these Funds were liquidated as of December 31, 2017 and the balances in these Funds as of that date consisted of cash balances only. The cash balances invested in these Funds were automatically transferred in early January 2018 and were reinvested in the Plan’s qualified default investment alternative.  Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.  Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents

These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.
U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.
Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.
Common-collective trusts

Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices.  Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 6 for more information on the securities lending program.
Collateral to be paid on loaned securities Self-managed fund

Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Value based on the fair value of the underlying securities in the fund. Fund contains holdings of cash and cash equivalents, common stock, corporate and other obligations and holdings with registered investment companies. Registered investment companies are valued based upon the closing price from a national security exchange on the valuation date.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments.  Purchases and sales of investments are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments.  This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Fully Benefit-responsive Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund.  The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Prudential and MetLife. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

These Plan investments are presented at contract value on the Statements of Net Assets Available for Benefits.  Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.  The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value.  There are currently no reserves against contract values for credit risk of the contract issuers or any other risk.

Events that lead to market value withdrawals that exceed 15 percent of the contract value of the GIC’s of Prudential and Transamerica or 10 percent of the contract value of the GIC of MetLife would limit the ability of the Plan to transact at contract value with participants.  These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes.  The Plan Sponsor believes that the occurrence of any such event is remote.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract.  If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Notes Receivables from Participants

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Payment of Benefits and Fees

Benefits are recorded when paid.  Loan origination fees associated with notes receivable from participants, the Plan’s record keeping and trustee fees, and certain legal and communication expenses are paid by the Plan and are reflected in the financial statements as Plan expenses.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.  All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.  Changes in such estimates may affect amounts reported in future periods.

Other

Due from broker for securities sold represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, common-collective trusts, synthetic guaranteed investment contracts and short-term investments.  Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.  Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments in U.S. government and government agency issues and corporate and other obligations underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations).  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment.  Eligible employees are those who meet the following requirements:

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

A.	U.S. employees of Baxter or its subsidiaries which have adopted the Plan;
B.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and
C.	U.S. employees who are not leased employees.

4.	Administration of the Plan

State Street Bank and Trust Company (the Trustee) serves as trustee and Voya Institutional Plan Services, LLC serves as recordkeeper for the Plan.

The Administrative Committee (the Administrator) administers the Plan.  Members of the Administrative Committee are appointed by the Compensation Committee of the Board of Directors of Baxter and are employees of Baxter.  The Investment Committee has authority, responsibility and control over the management of the assets of the Plan.  Members of the Investment Committee are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;
•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following tables summarize the Plan’s financial instruments and liabilities that are measured at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Cash and cash equivalents	$16,831		$16,831
Common stock	365,035	365,035	—
U.S. government and government agency issues	39,354	—	39,354
Corporate and other obligations	19,772	—	19,772
Self-managed fund	59,925	46,581	13,344
Common-collective trusts (A)	1,241,614	—	—
Collateral held on loaned securities	14,570	—	14,570
Total assets	$1,757,101	$411,616	$103,871
Liability
Collateral to be paid on loaned securities	$14,570	$—	$14,570

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Cash and cash equivalents	$94,428	$—	$94,428
Common stock:	392,305	392,305	—
U.S. government and government agency issues	33,782	—	33,782
Corporate and other obligations	21,064	—	21,064
Self-managed fund	60,930	51,654	9,276
Common-collective trusts (A)	1,289,580	—	—
Collateral held on loaned securities	7,343	—	7,343
Total assets	$1,899,432	$443,959	$165,893
Liability
Collateral to be paid on loaned securities	$7,343	$—	$7,343

(A)

The common-collective trusts, which are measured at fair value using the net asset per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the statements of net assets available for benefits. This category includes index funds and target date retirement funds for which the underlying investments may vary. These funds provide for daily redemptions by the Plan at reported net asset values per share and there are currently no redemption restrictions or unfunded commitments on these investments.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Securities Lending Transactions

The Plan participates in a securities lending program with the Trustee.  The program allows the Trustee to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Trustee requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned.  The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral.  However, the Borrowers bear the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral.  In the event of default by any of the Borrowers, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities.  In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole. The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2018 and 2017, the Plan had securities on loan with a fair value of $14.3 million and $7.2 million, respectively, with cash collateral received of $14.6 million and $7.3 million, respectively, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2018 and 2017, and the net asset value of this fund was approximately $1.00 per unit.  As of December 31, 2018 and 2017, the cash collateral received is reflected at its fair value of $14.6 million and $7.3 million, respectively, in the Statements of Net Assets Available for Benefits.

Non-cash collateral of $2.6 million and $2.4 million received for securities on loan at December 31, 2018 and 2017, respectively, consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Trustee on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the Statements of Net Assets Available for Benefits because it may not be sold or repledged.  A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a security agent.  Securities lending income allocated to the Plan amounted to $26 thousand and $29 thousand for 2018 and 2017, respectively.  Securities lending income is classified as interest income in the Statement of Changes in Net Assets Available for Benefits.

7.Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event the Plan terminates, the interest of each participating employee

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.Tax Status of the Plan

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by a letter dated February 6, 2017 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC).  The Plan has been amended since receiving this letter, however, the Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

9.	Parties-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2018 and 2017, the Plan held shares of registered investment companies of SSgA, and participation units in common-collective trusts and short-term investment funds of State Street Bank and Trust Company, the Plan Custodian and Charles Schwab, the brokerage provider; loans with participants; shares of common stock, shares of registered investment companies, units of common-collective trusts, fixed income securities, or bonds managed by AllianceBernstein, Northern Trust Corporation, Loomis Sayles, and Vanguard, investment managers for the Plan; shares of common stock, bonds, individual separate accounts or interest rate wrapper contracts of Prudential, Transamerica, and Metlife, issuers of the Plan’s fully benefit-responsive contracts and shares of registered investment companies in various affiliates of Voya Institutional Plan Services, LLC, the recordkeeper. The Plan held shares of common stock of Baxter, the Plan Sponsor. At December 31, 2018 and 2017, the Plan, inclusive of shares within the Plan’s self-managed fund, held 2,129,936 and 2,226,706 shares of common stock of Baxter, valued at $140,192,375 and $143,934,306, respectively. Approximately $1 million of dividend income was received in 2018 and 2017 related to shares of Baxter common stock held by the Plan. Additionally, at December 31, 2018 and 2017, the Plan held notes receivable from participants of $35,407,328 and $35,829,168, respectively. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

SUPPLEMENTAL SCHEDULE

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Cash & Cash Equivalents:
	CAD Dollar	Cash	-	$4,169
	US Dollar	Cash	-	(75,957)
*	State Street Bank & Trust Co	Short-term Investment Fund	-	556
*	State Street Bank & Trust Co	Short-term Investment Fund	-	17,947
*	State Street Bank & Trust Co	Short-term Investment Fund	-	206,831
*	State Street Bank & Trust Co	Short-term Investment Fund	-	12,382,572
*	State Street Bank & Trust Co	Short-term Investment Fund	-	623,677
*	State Street Bank & Trust Co	Short-term Investment Fund	-	719,252
*	State Street Bank & Trust Co	Short-term Investment Fund	-	384
*	State Street Bank & Trust Co	Short-term Investment Fund	-	729,211
*	State Street Bank & Trust Co	Short-term Investment Fund	-	115
*	State Street Bank & Trust Co	Short-term Investment Fund	-	1,263,136
*	State Street Bank & Trust Co	Short-term Investment Fund	-	116,864
*	State Street Bank & Trust Co	Short-term Investment Fund	-	546,796
*	State Street Bank & Trust Co	Short-term Investment Fund	-	1,091
	Treasury Bill	0.01% 28 Feb 2019	-	294,352
	Cash & Cash Equivalents		-	16,830,996
	Common Stock:
	Activision Blizzard Inc Common Stock	Common Stock	-	2,272,255
	Adobe Inc Common Stock	Common Stock	-	6,855,615
	Alexion Pharmaceuticals Inc Common Stock	Common Stock	-	62,436
	Alexion Pharmaceuticals Inc Common Stock	Common Stock	-	2,656,601
	Alibaba Group Holding Sp Adr Adr	Common Stock	-	6,818,589
	Allergan Plc Common Stock	Common Stock	-	92,308
	Alphabet Inc Cl A Common Stock	Common Stock	-	82,477
	Alphabet Inc Cl A Common Stock	Common Stock	-	6,253,782
	Alphabet Inc Cl C Common Stock	Common Stock	-	6,262,194
	Amazon.Com Inc Common Stock	Common Stock	-	12,826,825
	American International Group Common Stock	Common Stock	-	118,590
	American Tower Corp Reit	Common Stock	-	1,121,676
	Antero Resources Corp Common Stock	Common Stock	-	53,732
	Aon Plc Common Stock	Common Stock	-	107,559
	Apple Inc Common Stock	Common Stock	-	8,970,601
	Applied Materials Inc Common Stock	Common Stock	-	80,753
	Astrazeneca Plc Spons	Common Stock	-	4,876,854
	Bank Of America Corp Common Stock	Common Stock	-	121,549
*	Baxter International Inc Common Stock	Common Stock	-	139,434,026
	Berkshire Hathaway Inc Cl B Common Stock	Common Stock	-	141,011
	Biomarin Pharmaceutical Inc Common Stock	Common Stock	-	2,571,849
	Boeing Co/The Common Stock	Common Stock	-	6,923,557
	Booking Holdings Inc Common Stock	Common Stock	-	1,107,968
	Bristol Myers Squibb Co Common Stock	Common Stock	-	2,292,164
	Broadcom Inc Common Stock	Common Stock	-	3,202,888
	Capital One Financial Corp Common Stock	Common Stock	-	104,408
	Cbs Corp Class B Non Voting Common Stock	Common Stock	-	86,268
	Celgene Corp Common Stock	Common Stock	-	1,048,435
	Chipotle Mexican Grill Inc Common Stock	Common Stock	-	1,627,760
	Chubb Ltd Common Stock	Common Stock	-	108,332
	Citigroup Inc Common Stock	Common Stock	-	118,133
	Comcast Corp Class A Common Stock	Common Stock	-	124,297
	Costco Wholesale Corp Common Stock	Common Stock	-	4,521,248
	Crown Castle Intl Corp Reit	Common Stock	-	1,782,093
	Delta Air Lines Inc Common Stock	Common Stock	-	103,386
	Eaton Corp Plc Common Stock	Common Stock	-	104,997
	Edwards Lifesciences Corp Common Stock	Common Stock	-	1,447,402
	Eog Resources Inc Common Stock	Common Stock	-	1,011,932
	Eqt Corp Common Stock	Common Stock	-	72,684
	Equitrans Midstream Corp Common Stock	Common Stock	-	66,958
	Estee Lauder Companies Cl A Common Stock	Common Stock	-	3,468,322
	Exelon Corp Common Stock	Common Stock	-	82,317
	Facebook Inc Class A Common Stock	Common Stock	-	6,520,078

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

	Farfetch Ltd Class A Common Stock	Common Stock	-	427,032
	First Data Corp Class A Common Stock	Common Stock	-	103,437
	Fluor Corp Common Stock	Common Stock	-	65,125
	Goldman Sachs Group Inc Common Stock	Common Stock	-	2,043,166
	Goodyear Tire + Rubber Co Common Stock	Common Stock	-	88,601
	Home Depot Inc Common Stock	Common Stock	-	4,039,601
	Idexx Laboratories Inc Common Stock	Common Stock	-	591,141
	Illumina Inc Common Stock	Common Stock	-	4,314,969
	Intuitive Surgical Inc Common Stock	Common Stock	-	2,277,460
	Jpmorgan Chase + Co Common Stock	Common Stock	-	3,639,912
	Kering Unsponsored	Common Stock	-	2,813,604
	Lennar Corp A Common Stock	Common Stock	-	63,732
	Lululemon Athletica Inc Common Stock	Common Stock	-	1,153,971
	Marriott International Cl A Common Stock	Common Stock	-	3,559,427
	Marsh + Mclennan Cos Common Stock	Common Stock	-	86,549
	Mastercard Inc A Common Stock	Common Stock	-	8,926,034
	Mcdonald S Corp Common Stock	Common Stock	-	2,938,643
	Merck + Co. Inc. Common Stock	Common Stock	-	162,080
	Merck + Co. Inc. Common Stock	Common Stock	-	2,958,374
	Microsoft Corp Common Stock	Common Stock	-	85,177
	Microsoft Corp Common Stock	Common Stock	-	11,608,996
	Mondelez International Inc A Common Stock	Common Stock	-	84,911
	Netflix Inc Common Stock	Common Stock	-	8,505,530
	Nike Inc Cl B Common Stock	Common Stock	-	3,572,034
	Nvent Electric Plc Common Stock	Common Stock	-	81,988
	Nvidia Corp Common Stock	Common Stock	-	3,160,668
	Nxp Semiconductors Nv Common Stock	Common Stock	-	72,298
	Paypal Holdings Inc Common Stock	Common Stock	-	3,082,328
	Pfizer Inc Common Stock	Common Stock	-	107,663
	Red Hat Inc Common Stock	Common Stock	-	2,881,577
	S+P Global Inc Common Stock	Common Stock	-	2,986,574
	Sabre Corp Common Stock	Common Stock	-	130,235
	Safran Sa Unspon	Common Stock	-	2,303,450
	Salesforce.Com Inc Common Stock	Common Stock	-	8,355,634
	Schlumberger Ltd Common Stock	Common Stock	-	65,853
	Servicenow Inc Common Stock	Common Stock	-	1,449,579
	Splunk Inc Common Stock	Common Stock	-	2,590,157
	Square Inc A Common Stock	Common Stock	-	1,303,439
	Tencent Holdings Ltd Uns	Common Stock	-	7,332,913
	Tesla Inc Common Stock	Common Stock	-	6,039,160
	Thermo Fisher Scientific Inc Common Stock	Common Stock	-	88,316
	Total Sa Spon	Common Stock	-	90,091
	Union Pacific Corp Common Stock	Common Stock	-	2,247,775
	Unitedhealth Group Inc Common Stock	Common Stock	-	3,396,701
	Vertex Pharmaceuticals Inc Common Stock	Common Stock	-	3,251,475
	Visa Inc Class A Shares Common Stock	Common Stock	-	7,979,536
	Vodafone Group Plc Sp	Common Stock	-	68,478
	Walmart Inc Common Stock	Common Stock	-	105,687
	Workday Inc Class A Common Stock	Common Stock	-	4,047,363
	Common Stock		-	365,035,353
**	U.S. Government and Government Agency Issues:
	Fed Hm Ln Pc Pool C48827 Fg	6% 1 Mar 2031	-	767
	Fed Hm Ln Pc Pool G12334 Fg	5% 1 Sep 2021	-	9,619
	Fed Hm Ln Pc Pool Q29797 Fg	3.5% 1 Nov 2044	-	66,066
	Fed Hm Ln Pc Pool Q39583 Fg	4.5% 1 Mar 2046	-	19,897
	Fed Hm Ln Pc Pool Q45166 Fg	3.5% 1 Dec 2046	-	452,891
	Fed Hm Ln Pc Pool Q46343 Fg	4% 1 Feb 2047	-	493,283
	Fed Hm Ln Pc Pool Q46522 Fg	3.5% 1 Mar 2047	-	31,240
	Fed Hm Ln Pc Pool Q47881 Fg	4% 1 May 2047	-	23,337
	Fed Hm Ln Pc Pool Q48185 Fg	4% 1 May 2047	-	68,702
	Fed Hm Ln Pc Pool Q48734 Fg	4% 1 Jun 2047	-	80,204
	Fed Hm Ln Pc Pool Q48748 Fg	4% 1 Jun 2047	-	62,042
	Fed Hm Ln Pc Pool Q50232 Fg	3.5% 1 Aug 2047	-	48,052

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

Fed Hm Ln Pc Pool Q50240 Fg	4.5% 1 Aug 2047	-	38,032
Fed Hm Ln Pc Pool Q51179 Fg	3.5% 1 Oct 2047	-	109,805
Fed Hm Ln Pc Pool Q51803 Fg	3.5% 1 Nov 2047	-	53,073
Fed Hm Ln Pc Pool Q52122 Fg	3.5% 1 Nov 2047	-	51,875
Fed Hm Ln Pc Pool Q52872 Fg	3.5% 1 Dec 2047	-	62,746
Fed Hm Ln Pc Pool Q53695 Fg	3.5% 1 Jan 2048	-	345,354
Fed Hm Ln Pc Pool Q54625 Fg	4.5% 1 Mar 2048	-	113,686
Fed Hm Ln Pc Pool Q55879 Fg	4.5% 1 May 2048	-	117,643
Fed Hm Ln Pc Pool Q56813 Fg	4.5% 1 Jun 2048	-	71,866
Fed Hm Ln Pc Pool Q58016 Fg	4.5% 1 Aug 2048	-	123,495
Fed Hm Ln Pc Pool V84664 Fg	4.5% 1 Sep 2048	-	147,521
Fnma Pool 256398 Fn	6% 1 Sep 2021	-	2,779
Fnma Pool 725690 Fn	6% 1 Aug 2034	-	37,096
Fnma Pool 748115 Fn	6% 1 Oct 2033	-	11,675
Fnma Pool 815316 Fn	5.5% 1 May 2035	-	68,708
Fnma Pool 885504 Fn	6% 1 Jun 2021	-	2,973
Fnma Pool 902793 Fn	6.5% 1 Nov 2036	-	18,425
Fnma Pool Ah4008 Fn	4% 1 Mar 2041	-	180,071
Fnma Pool An7247 Fn	2.95% 1 Nov 2027	-	33,540
Fnma Pool An7384 Fn	2.88% 1 Dec 2027	-	28,500
Fnma Pool An7560 Fn	2.9% 1 Dec 2027	-	52,251
Fnma Pool Ap6604 Fn	3% 1 Sep 2042	-	437,357
Fnma Pool Aq9715 Fn	3% 1 Jan 2043	-	56,742
Fnma Pool As3867 Fn	4% 1 Nov 2044	-	250,203
Fnma Pool As6582 Fn	3.5% 1 Feb 2046	-	52,820
Fnma Pool As7409 Fn	4.5% 1 Jun 2046	-	100,241
Fnma Pool As7580 Fn	3% 1 Jul 2046	-	46,722
Fnma Pool As7611 Fn	2.5% 1 Jul 2046	-	52,461
Fnma Pool As7660 Fn	2.5% 1 Aug 2046	-	98,081
Fnma Pool As8073 Fn	2.5% 1 Oct 2046	-	81,129
Fnma Pool As8269 Fn	3% 1 Nov 2046	-	578,408
Fnma Pool As9949 Fn	3.5% 1 Apr 2046	-	139,208
Fnma Pool Au4359 Fn	4.5% 1 Sep 2043	-	105,526
Fnma Pool Aw0206 Fn	4.5% 1 Feb 2044	-	58,817
Fnma Pool Ax5231 Fn	4.5% 1 Nov 2044	-	31,027
Fnma Pool Ay6582 Fn	3.5% 1 Feb 2045	-	66,058
Fnma Pool Bc1170 Fn	4.5% 1 Jun 2046	-	36,280
Fnma Pool Bc3473 Fn	3.5% 1 Jan 2046	-	43,802
Fnma Pool Bc7230 Fn	3.5% 1 Apr 2046	-	41,453
Fnma Pool Bd1410 Fn	3.5% 1 Jun 2046	-	41,217
Fnma Pool Bd2217 Fn	4.5% 1 Jul 2046	-	14,191
Fnma Pool Bd3032 Fn	3.5% 1 Sep 2046	-	37,667
Fnma Pool Bd6459 Fn	3.5% 1 Sep 2046	-	60,690
Fnma Pool Bd8318 Fn	3.5% 1 Dec 2046	-	55,170
Fnma Pool Bd9324 Fn	3.5% 1 Oct 2046	-	27,347
Fnma Pool Bd9442 Fn	3.5% 1 Nov 2046	-	34,097
Fnma Pool Be0215 Fn	3.5% 1 Jan 2047	-	33,119
Fnma Pool Be1670 Fn	4% 1 Oct 2046	-	51,367
Fnma Pool Be4442 Fn	3% 1 Nov 2046	-	30,460
Fnma Pool Be4446 Fn	3.5% 1 Nov 2046	-	41,334
Fnma Pool Be6469 Fn	3% 1 Dec 2046	-	66,102
Fnma Pool Be7912 Fn	3% 1 Feb 2047	-	61,887
Fnma Pool Be8213 Fn	3.5% 1 Apr 2047	-	90,913
Fnma Pool Be9612 Fn	3.5% 1 Jun 2047	-	37,970
Fnma Pool Bf0090 Fn	3.5% 1 May 2056	-	197,322
Fnma Pool Bf0093 Fn	3.5% 1 May 2056	-	61,811
Fnma Pool Bf0106 Fn	3.5% 1 Jun 2056	-	302,443
Fnma Pool Bf0168 Fn	3.5% 1 Feb 2057	-	479,473
Fnma Pool Bf0175 Fn	2.5% 1 Jan 2057	-	141,217
Fnma Pool Bf0189 Fn	3% 1 Jun 2057	-	58,069
Fnma Pool Bf0217 Fn	3% 1 Sep 2057	-	165,726
Fnma Pool Bf0218 Fn	3.5% 1 Sep 2057	-	129,850
Fnma Pool Bf0219 Fn	3.5% 1 Sep 2057	-	208,593

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

Fnma Pool Bf0226 Fn	3.5% 1 Jan 2058	-	218,019
Fnma Pool Bf0249 Fn	3.5% 1 Jan 2058	-	503,020
Fnma Pool Bh0156 Fn	3.5% 1 Mar 2047	-	63,345
Fnma Pool Bh4266 Fn	4% 1 Jun 2047	-	95,676
Fnma Pool Bh5863 Fn	4.5% 1 May 2047	-	80,055
Fnma Pool Bh6738 Fn	3.5% 1 Aug 2047	-	49,337
Fnma Pool Bh7892 Fn	4% 1 Nov 2047	-	36,993
Fnma Pool Bh9314 Fn	3.5% 1 Sep 2047	-	45,558
Fnma Pool Bj0428 Fn	4% 1 Oct 2047	-	40,038
Fnma Pool Bj0466 Fn	4% 1 Nov 2047	-	66,582
Fnma Pool Bj1908 Fn	3.5% 1 Nov 2047	-	51,009
Fnma Pool Bk0016 Fn	4.5% 1 Mar 2048	-	102,223
Fnma Pool Bk6898 Fn	4% 1 Jul 2048	-	70,113
Fnma Pool Bk6899 Fn	4.5% 1 Jul 2048	-	30,110
Fnma Pool Bk6904 Fn	4.5% 1 Aug 2048	-	25,123
Fnma Pool Bk8865 Fn	4.5% 1 Sep 2048	-	86,885
Fnma Pool Bn0841 Fn	4% 1 Oct 2048	-	120,402
Fnma Pool Ma0734 Fn	4.5% 1 May 2031	-	93,154
Fnma Pool Ma2705 Fn	3% 1 Aug 2046	-	43,119
Fnma Pool Ma2737 Fn	3% 1 Sep 2046	-	91,684
Fnma Pool Ma2781 Fn	2.5% 1 Oct 2046	-	866,752
Fnma Pool Ma2806 Fn	3% 1 Nov 2046	-	338,045
Fnma Pool Ma2854 Fn	2.5% 1 Dec 2046	-	141,850
Fnma Pool Ma3351 Fn	3% 1 Apr 2048	-	145,069
Fnma Tba 30 Yr 3 Single Family Mortgage	3% 14 Jan 2049	-	238,487
Fnma Tba 30 Yr 4 Single Family Mortgage	4% 14 Jan 2049	-	780,434
Fnma Tba 30 Yr 4.5 Single Family Mortgage	4.5% 14 Jan 2049	-	1,778,626
Fnma Tba 30 Yr 5 Single Family Mortgage	5% 14 Jan 2049	-	359,618
Freddie Mac Notes	6.25% 15 Jul 2032	-	52,694
Gnma Ii Pool 710082 G2	4.7% 20 Jul 2061	-	115
Gnma Ii Pool 710089 G2	4.7% 20 Oct 2061	-	3,971
Gnma Ii Pool 751415 G2	4.445% 20 Aug 2061	-	4,789
Gnma Ii Pool 756731 G2	4.695% 20 Mar 2062	-	6,223
Gnma Ii Pool 766519 G2	4.643% 20 May 2062	-	12,627
Gnma Ii Pool 766522 G2	4.493% 20 Nov 2062	-	31,499
Gnma Ii Pool 766544 G2	4.499% 20 Dec 2062	-	31,171
Gnma Ii Pool 766549 G2	4.621% 20 Jul 2062	-	40,087
Gnma Ii Pool 767659 G2	4.632% 20 Sep 2063	-	115,306
Gnma Ii Pool 771800 G2	4.627% 20 Jan 2064	-	52,477
Gnma Ii Pool 798510 G2	4.651% 20 Jan 2064	-	107,696
Gnma Ii Pool Aa1698 G2	4.321% 20 Feb 2063	-	65,640
Gnma Ii Pool Aa7548 G2	4.629% 20 Apr 2064	-	188,494
Gnma Ii Pool Ab8466 G2	4.21% 20 Sep 2063	-	233,237
Gnma Ii Pool Ac0988 G2	4.382% 20 Jul 2063	-	29,591
Gnma Ii Pool Ac9906 G2	4.299% 20 May 2063	-	25,180
Gnma Ii Pool Ac9910 G2	4.486% 20 Jul 2063	-	32,753
Gnma Ii Pool Ah1430 G2	4.561% 20 Apr 2065	-	63,350
Gnma Ii Pool An4723 G2	4.432% 20 May 2065	-	157,309
Mex Bonos Desarr Fix Rt Bonds	5.75% 5 Mar 2026	-	668,616
Oman Gov Interntl Bond Sr Unsecured 144A	3.875% 8 Mar 2022	-	184,221
Republica Orient Uruguay Sr Unsecured 144A	8.5% 15 Mar 2028	-	114,867
Republica Orient Uruguay Sr Unsecured 144A	9.875% 20 Jun 2022	-	58,008
Saudi International Bond Sr Unsecured 144A	3.25% 26 Oct 2026	-	262,886
Tenn Valley Authority Sr Unsecured	4.875% 15 Jan 2048	-	102,860
Tenn Valley Authority Sr Unsecured	5.25% 15 Sep 2039	-	142,092
Tenn Valley Authority Sr Unsecured	4.625% 15 Sep 2060	-	65,810
Tenn Valley Authority Sr Unsecured	4.25% 15 Sep 2065	-	235,729
Treasury Bill	0.01% 17 Jan 2019	-	622,270
Treasury Bill	0.01% 28 Feb 2019	-	7,058,967
Treasury Bill	0.01% 14 Mar 2019	-	985,642
Treasury Bill	0.01% 25 Apr 2019	-	2,787,846
Tsy Infl Ix N/B	0.25% 15 Jan 2025	-	221,900
Tsy Infl Ix N/B	0.75% 15 Feb 2045	-	1,515,454

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

	Tsy Infl Ix N/B	1% 15 Feb 2046	-	1,497,186
	Tsy Infl Ix N/B	0.875% 15 Feb 2047	-	588,172
	Tsy Infl Ix N/B	0.125% 15 Jul 2024	-	1,173,777
	US Treasury N/B	3.125% 15 May 2048	-	562,984
	US Treasury N/B	1% 30 Jun 2019	-	1,056,234
	US Treasury N/B	2.875% 15 Aug 2028	-	696,293
	US Treasury N/B	1.375% 31 Oct 2020	-	43,495
	US Treasury N/B	2.875% 30 Nov 2025	-	40,172
	US Treasury N/B	3.125% 15 Nov 2028	-	404,229
	US Treasury N/B	3.75% 15 Nov 2043	-	267,427
	US Treasury N/B	3.375% 15 Nov 2048	-	511,697
	US Treasury N/B	1.875% 31 Dec 2019	-	230,166
	US Treasury N/B	2.625% 31 Dec 2023	-	748,781
	US Treasury N/B	2.625% 31 Dec 2025	-	959,244
	U.S. Government and Government Agency Issues		-	39,354,144
**	Corporate and Other Obligations:
	Acwa Power Mgmt Invst Sr Secured 144A	5.95% 15 Dec 2039	-	185,346
	Ally Financial Inc Sr Unsecured	3.75% 18 Nov 2019	-	132,691
	Amazon.Com Inc Sr Unsecured	4.25% 22 Aug 2057	-	220,483
	Americredit Automobile Receiva Amcar 2015 4 B	2.11% 8 Jan 2021	-	62,390
	Americredit Automobile Receiva Amcar 2015 4 C	2.88% 8 Jul 2021	-	64,010
	Americredit Automobile Receiva Amcar 2016 2 A3	1.6% 9 Nov 2020	-	2,522
	Americredit Automobile Receiva Amcar 2016 2 B	2.21% 10 May 2021	-	14,755
	Americredit Automobile Receiva Amcar 2017 1 A3	1.87% 18 Aug 2021	-	30,662
	Americredit Automobile Receiva Amcar 2017 2 A3	1.98% 20 Dec 2021	-	24,478
	Amerigas P	5.5% 20 May 2025	-	13,541
	At+T Inc Sr Unsecured	5.25% 1 Mar 2037	-	72,680
	At+T Inc Sr Unsecured	5.45% 1 Mar 2047	-	86,725
	At+T Inc Sr Unsecured	4.5% 9 Mar 2048	-	48,122
	At+T Inc Sr Unsecured	5.7% 1 Mar 2057	-	87,374
	At+T Inc Sr Unsecured	4.75% 15 May 2046	-	13,140
	At+T Inc Sr Unsecured	4.35% 15 Jun 2045	-	4,169
	Avis Budget Rental Car Funding Aesop 2016 1A A 144A	2.99% 20 Jun 2022	-	107,865
	Avis Budget Rental Car Funding Aesop 2017 1A A 144A	3.07% 20 Sep 2023	-	146,761
	Bacardi Ltd Company Guar 144A	5.3% 15 May 2048	-	151,414
	Banco Santander Chile Sr Unsecured 144A	3.875% 20 Sep 2022	-	196,392
	Bangkok Bank	4.05% 19 Mar 2024	-	282,609
	Bank Of America Corp Sr Unsecured	5% 13 May 2021	-	138,256
	Bank Of America Corp Sr Unsecured	5.625% 1 Jul 2020	-	321,277
	Bank Of Montreal Sr Unsecured	3.1% 13 Apr 2021	-	93,680
	Barclays Plc Sr Unsecured	2.875% 8 Jun 2020	-	445,427
	Bharti Airtel Internatio Company Guar 144A	5.35% 20 May 2024	-	194,060
	Biogen Inc Sr Unsecured	2.9% 15 Sep 2020	-	58,755
	Braskem America Finance Company Guar 144A	7.125% 22 Jul 2041	-	353,089
	Cigna Corp Company Guar 144A	4.8% 15 Aug 2038	-	116,274
	Cigna Corp Company Guar 144A	4.9% 15 Dec 2048	-	154,446
	Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	-	155,757
	Citigroup Inc Subordinated	4.05% 30 Jul 2022	-	163,529
	Cnh Industrial Cap Llc Company Guar	4.375% 5 Apr 2022	-	79,267
	Coinstar Funding, Llc Coin 2017 1A A2 144A	5.216% 25 Apr 2047	-	181,768
	Colony American Finance Ltd Cafl 2015 1 A 144A	2.896% 15 Oct 2047	-	69,005
	Cometa Energia Sa Sr Secured 144A	6.375% 24 Apr 2035	-	315,259
	Comm Mortgage Trust Comm 2013 Gam A2 144A	3.367% 10 Feb 2028	-	97,940
	Comm Mortgage Trust Comm 2016 Sava A 144A	4.06925% 15 Oct 2034	-	87,155
	Comm Mortgage Trust Comm 2016 Sava C 144A	5.34925% 15 Oct 2034	-	98,604
	Contl Airlines 2007 1 Pass Thru Ce	5.983% 19 Oct 2023	-	211,359
	Contl Airlines 2012 2 A Pass Thru Ce	4% 29 Apr 2026	-	123,962
	Cvs Health Corp Sr Unsecured	5.05% 25 Mar 2048	-	287,873
	Drive Auto Receivables Trust Drive 2017 1 B	2.36% 15 Mar 2021	-	4,460
	Drive Auto Receivables Trust Drive 2017 Aa C 144A	2.98% 18 Jan 2022	-	31,841
	El Puerto De Liverpool Company Guar 144A	3.875% 6 Oct 2026	-	256,226
	Embarq Corp Sr Unsecured	7.995% 1 Jun 2036	-	111,609
	Embraer Netherlands Fina Company Guar	5.05% 15 Jun 2025	-	109,748

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

Enel Americas Sa Sr Unsecured	4% 25 Oct 2026	-	27,548
Enel Generacion Chile Sa Sr Unsecured	4.25% 15 Apr 2024	-	43,653
Energy Transfer Operatng Company Guar	5.2% 1 Feb 2022	-	40,528
Energy Transfer Operatng Company Guar	6.05% 1 Jun 2041	-	263,966
Ensco Plc Sr Unsecured	4.5% 1 Oct 2024	-	35,271
Ensco Plc Sr Unsecured	5.75% 1 Oct 2044	-	44,111
Equifax Inc Sr Unsecured	7% 1 Jul 2037	-	169,359
Exeter Automobile Receivables Eart 2017 1A A 144A	1.96% 15 Mar 2021	-	2,273
Fanniemae Aces Fna 2015 M15 A2	2.923% 25 Oct 2025	-	136,096
Fanniemae Aces Fna 2015 M17 A2	2.939% 25 Nov 2025	-	58,503
Fanniemae Aces Fna 2016 M4 A2	2.576% 25 Mar 2026	-	89,910
Fanniemae Aces Fna 2017 M14 A2	2.876% 25 Nov 2027	-	157,905
Fanniemae Aces Fna 2017 M15 A2	2.959% 25 Sep 2027	-	23,952
Fanniemae Aces Fna 2017 M3 A2	2.485% 25 Dec 2026	-	69,858
Fanniemae Aces Fna 2017 M7 A2	2.961% 25 Feb 2027	-	57,592
Fanniemae Aces Fna 2018 M1 A2	2.986% 25 Dec 2027	-	101,322
Fanniemae Aces Fna 2018 M10 A2	3.385% 25 Jul 2028	-	19,706
Fanniemae Aces Fna 2018 M2 A2	2.902% 25 Jan 2028	-	47,517
Fanniemae Aces Fna 2018 M7 A2	3.052% 25 Mar 2028	-	67,190
Fanniemae Aces Fna 2018 M8 A2	3.325% 25 Jun 2028	-	34,332
Fhlmc Multifamily Structured P Fhms K058 A2	2.653% 25 Aug 2026	-	18,992
Fhlmc Multifamily Structured P Fhms K061 A2	3.347% 25 Nov 2026	-	59,588
Fhlmc Multifamily Structured P Fhms K062 A2	3.413% 25 Dec 2026	-	44,888
Fhlmc Multifamily Structured P Fhms K063 A2	3.43% 25 Jan 2027	-	49,934
Fhlmc Multifamily Structured P Fhms K069 A2	3.187% 25 Sep 2027	-	9,771
Fhlmc Multifamily Structured P Fhms K071 A2	3.286% 25 Nov 2027	-	9,834
Fhlmc Multifamily Structured P Fhms K072 A2	3.444% 25 Dec 2027	-	74,635
Fhlmc Multifamily Structured P Fhms K073 A2	3.35% 25 Jan 2028	-	74,094
Fhlmc Multifamily Structured P Fhms K074 A2	3.6% 25 Jan 2028	-	145,994
Fhlmc Multifamily Structured P Fhms K081 A2	3.9% 25 Aug 2028	-	200,510
Fhlmc Multifamily Structured P Fhms K082 A2	3.92% 25 Sep 2028	-	61,795
Fhlmc Multifamily Structured P Fhms K084 A2	3.78% 25 Oct 2028	-	96,637
Fhlmc Multifamily Structured P Fhms K725 A2	3.002% 25 Jan 2024	-	69,118
Fhlmc Multifamily Structured P Fhms K727 A2	2.946% 25 Jul 2024	-	108,350
Fhlmc Multifamily Structured P Fhms Kplb A	2.77% 25 May 2025	-	67,814
Ford Motor Credit Co Llc Sr Unsecured	5.75% 1 Feb 2021	-	301,869
Freeport Mcmoran Inc Company Guar	6.875% 15 Feb 2023	-	208,573
Gamestop Corp Company Guar 144A	5.5% 1 Oct 2019	-	137,433
General Electric Co Subordinated	5.3% 11 Feb 2021	-	24,696
General Motors Co Sr Unsecured	5% 1 Apr 2035	-	113,248
Goldman Sachs Group Inc Sr Unsecured	5.25% 27 Jul 2021	-	184,353
Goldman Sachs Group Inc Subordinated	6.75% 1 Oct 2037	-	22,283
Government National Mortgage A Gnr 2015 H13 Fg	2.71356% 20 Apr 2065	-	64,699
Grupo Televisa Sab Sr Unsecured	7.25% 14 May 2043	-	65,232
Gs Mortgage Securities Trust Gsms 2011 Gc5 C 144A	5.39106% 10 Aug 2044	-	59,779
Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	-	133,536
Hp Enterprise Co Sr Unsecured	6.2% 15 Oct 2035	-	147,446
Hyundai Capital America Sr Unsecured 144A	3% 30 Oct 2020	-	195,097
Infraestructura Energeti Sr Unsecured 144A	4.875% 14 Jan 2048	-	154,677
Intl Lease Finance Corp Sr Unsecured	5.875% 1 Apr 2019	-	69,344
Intl Lease Finance Corp Sr Unsecured	6.25% 15 May 2019	-	408,084
Invitation Homes Trust Ihsfr 2018 Sfr2 A 144A	3.35513% 17 Jun 2037	-	232,729
Istar Inc Sr Unsecured	5% 1 Jul 2019	-	43,275
Istar Inc Sr Unsecured	6.5% 1 Jul 2021	-	43,953
Jpmorgan Chase + Co Sr Unsecured	4.5% 24 Jan 2022	-	249,061
Jpmorgan Chase + Co Sr Unsecured	4.625% 10 May 2021	-	96,457
Jpmorgan Chase + Co Sr Unsecured	2.7% 18 May 2023	-	56,859
Jpmorgan Chase + Co Sr Unsecured	2.55% 29 Oct 2020	-	29,269
Kinder Morgan Ener Part Company Guar	4.15% 1 Feb 2024	-	112,445
Kinder Morgan Ener Part Company Guar	4.3% 1 May 2024	-	128,066
Kinder Morgan Ener Part Company Guar	3.5% 1 Sep 2023	-	86,252
Kla Tencor Corp Sr Unsecured	3.375% 1 Nov 2019	-	68,967
Koppers Inc Company Guar 144A	6% 15 Feb 2025	-	30,387

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

Lloyds Banking Group Plc Sr Unsecured	3.1% 6 Jul 2021	-	193,498
Lloyds Banking Group Plc Subordinated	4.344% 9 Jan 2048	-	175,171
Methanex Corp Sr Unsecured	3.25% 15 Dec 2019	-	156,670
Mexichem Sab De Cv Company Guar 144A	6.75% 19 Sep 2042	-	218,137
Mexico City Arpt Trust Sr Secured 144A	5.5% 31 Jul 2047	-	173,397
Microchip Technology Inc Sr Secured 144A	4.333% 1 Jun 2023	-	43,305
Mill City Mortgage Trust Mcmlt 2015 2 A1 144A	3% 25 Sep 2057	-	81
Mill City Mortgage Trust Mcmlt 2016 1 A1 144A	2.5% 25 Apr 2057	-	50,813
Molex Electronics Tech Sr Unsecured 144A	2.878% 15 Apr 2020	-	68,395
Molex Electronics Tech Sr Unsecured 144A	3.9% 15 Apr 2025	-	73,616
Morgan Stanley Sr Unsecured	2.65% 27 Jan 2020	-	220,319
Morgan Stanley Sr Unsecured	5.5% 26 Jan 2020	-	166,487
Morgan Stanley Sr Unsecured	2.8% 16 Jun 2020	-	39,208
Morgan Stanley Sr Unsecured	3.7% 23 Oct 2024	-	198,893
Myriad Intl Holdings Bv Company Guar 144A	6% 18 Jul 2020	-	253,201
Myriad Intl Holdings Bv Company Guar 144A	4.85% 6 Jul 2027	-	188,984
Nabors Industries Inc Company Guar	5.5% 15 Jan 2023	-	39,154
Nabors Industries Inc Company Guar	5.1% 15 Sep 2023	-	187,331
National Rural Util Coop Subordinated	4.75% 30 Apr 2043	-	141,270
Navient Corp Sr Unsecured	6.125% 25 Mar 2024	-	21,150
Navient Corp Sr Unsecured	4.875% 17 Jun 2019	-	77,649
Onslow Bay Financial Llc Obx 2018 Exp1 1A3 144A	4% 25 Apr 2048	-	104,850
Ooredoo Intl Finance Company Guar 144A	3.25% 21 Feb 2023	-	190,414
Owens Corning Sr Unsecured	4.2% 1 Dec 2024	-	97,875
Perkinelmer Inc Sr Unsecured	5% 15 Nov 2021	-	111,971
Petrobras Global Finance Company Guar	5.625% 20 May 2043	-	45,473
Petrobras Global Finance Company Guar	6.85% 31 Dec 2099	-	88,153
Planet Fitness Master Issuer L Plnt 2018 1A A2I 144A	4.262% 5 Sep 2048	-	128,469
Qep Resources Inc Sr Unsecured	5.25% 1 May 2023	-	48,023
Quicken Loans Inc Company Guar 144A	5.75% 1 May 2025	-	124,533
Radian Group Inc Sr Unsecured	4.5% 1 Oct 2024	-	13,411
Range Resources Corp Company Guar	4.875% 15 May 2025	-	80,901
Resideo Funding Inc Company Guar 144A	6.125% 1 Nov 2026	-	14,577
Rpm International Inc Sr Unsecured	6.125% 15 Oct 2019	-	133,606
Saci Falabella Sr Unsecured 144A	3.75% 30 Apr 2023	-	191,427
Santander Drive Auto Receivabl Sdart 2016 2 C	2.66% 15 Nov 2021	-	235,904
Santander Drive Auto Receivabl Sdart 2017 2 B	2.21% 15 Oct 2021	-	14,758
Santander Drive Auto Receivabl Sdart 2018 2 B	3.03% 15 Sep 2022	-	4,927
Santander Drive Auto Receivabl Sdart 2018 2 C	3.35% 17 Jul 2023	-	4,938
Sequoia Mortgage Trust Semt 2018 Ch1 A1 144A	4% 25 Feb 2048	-	83,259
Sm Energy Co Sr Unsecured	5.625% 1 Jun 2025	-	34,334
Southern Copper Corp Sr Unsecured	5.875% 23 Apr 2045	-	115,916
Springleaf Finance Corp Company Guar	5.25% 15 Dec 2019	-	247,237
Sprint Capital Corp Company Guar	6.875% 15 Nov 2028	-	158,497
Sprint Corp Company Guar	7.625% 1 Mar 2026	-	24,357
Syngenta Finance Nv Company Guar 144A	3.698% 24 Apr 2020	-	195,890
Telefonica Emisiones Sau Company Guar	5.462% 16 Feb 2021	-	153,369
Telefonica Emisiones Sau Company Guar	5.134% 27 Apr 2020	-	151,044
Thaioil Trsry Center Company Guar 144A	4.875% 23 Jan 2043	-	191,090
Time Warner Cable Llc Sr Secured	5.5% 1 Sep 2041	-	89,907
Time Warner Cable Llc Sr Secured	5.875% 15 Nov 2040	-	32,979
Towd Point Mortgage Trust Tpmt 2015 2 1A12 144A	2.75% 25 Nov 2060	-	43,512
Towd Point Mortgage Trust Tpmt 2016 2 A1A 144A	2.75% 25 Aug 2055	-	71,909
Towd Point Mortgage Trust Tpmt 2018 3 A1 144A	3.75% 25 May 2058	-	126,791
Transelec Sa Sr Unsecured 144A	4.625% 26 Jul 2023	-	197,987
Transprtdra De Gas Intl Sr Unsecured 144A	5.55% 1 Nov 2028	-	199,540
Ubs Barclays Commercial Mortga Ubsbb 2013 C5 A4	3.1847% 10 Mar 2046	-	98,636
Universal Health Svcs Sr Secured 144A	4.75% 1 Aug 2022	-	103,075
Verizon Communications Sr Unsecured	4.329% 21 Sep 2028	-	123,832
Votorantim Cimentos Intl Company Guar 144A	7.25% 5 Apr 2041	-	201,759
Wf Rbs Commercial Mortgage Tru Wfrbs 2011 C4 D 144A	5.23099% 15 Jun 2044	-	48,624
Whirlpool Corp Sr Unsecured	4.7% 1 Jun 2022	-	232,207
World Financial Network Credit Wfnmt 2012 A A	3.14% 17 Jan 2023	-	266,353

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

	Corporate and Other Obligations		-	19,772,413
	Synthetic Guaranteed Investment Contracts:
	Cash and Cash Equivalents:
*	State Street Bank & Trust Co	Short-term Investment Fund	-	1,078,572
*	State Street Bank & Trust Co	Short-term Investment Fund	-	1,987,622
*	State Street Bank & Trust Co	Short-term Investment Fund	-	4,620,944
	Treasury Bill	0.01% 17 Jan 2019	-	556,918
	Australian Dollar	Cash	-	27
	U.S. Dollar	Cash	-	80,829
	Cash and Cash Equivalents		-	8,324,912
	U.S. Government and Government Agency Issues:
	Fannie Mae Notes	2.375% 19 Jan 2023	-	2,309,389
	Fed Hm Ln Pc Pool 1L1358 Fh	4.587% 1 May 2036	-	334,379
	Fed Hm Ln Pc Pool G01843 Fg	6% 1 Jun 2035	-	164,371
	Fed Hm Ln Pc Pool G03205 Fg	5.5% 1 Jul 2035	-	31,371
	Fed Hm Ln Pc Pool G08749 Fg	4% 1 Feb 2047	-	342,987
	Fed Hm Ln Pc Pool G12743 Fg	5.5% 1 Aug 2022	-	19,300
	Fed Hm Ln Pc Pool G60732 Fg	4% 1 Feb 2046	-	630,583
	Fed Hm Ln Pc Pool G60886 Fg	4% 1 Jul 2044	-	491,648
	Fed Hm Ln Pc Pool J16933 Fg	3% 1 Oct 2026	-	11,567
	Fed Hm Ln Pc Pool Q03572 Fg	4% 1 Sep 2041	-	1,023,195
	Fed Hm Ln Pc Pool Q11095 Fg	3.5% 1 Sep 2042	-	1,335,369
	Fed Hm Ln Pc Pool Q39715 Fg	3.5% 1 Apr 2046	-	127,946
	Fed Hm Ln Pc Pool Q43369 Fg	3.5% 1 Oct 2046	-	289,286
	Fed Hm Ln Pc Pool Q46343 Fg	4% 1 Feb 2047	-	338,357
	Fed Hm Ln Pc Pool Q51345 Fg	3.5% 1 Oct 2047	-	146,549
	Fed Hm Ln Pc Pool Q59042 Fg	4.5% 1 Oct 2048	-	1,597,184
	Fed Hm Ln Pc Pool Q59738 Fg	5% 1 Nov 2048	-	383,441
	Fed Hm Ln Pc Pool U92432 Fg	4% 1 Feb 2044	-	217,915
	Fed Hm Ln Pc Pool V82290 Fg	4% 1 Apr 2046	-	337,331
	Federal Home Loan Bank Bonds	2.125% 11 Feb 2020	-	341,139
	Federal Home Loan Bank Bonds	1.875% 29 Nov 2021	-	1,777,589
	Fnma Pool 254693 Fn	5.5% 1 Apr 2033	-	55,661
	Fnma Pool 725222 Fn	5.5% 1 Feb 2034	-	67,956
	Fnma Pool 725423 Fn	5.5% 1 May 2034	-	52,504
	Fnma Pool 725424 Fn	5.5% 1 Apr 2034	-	23,619
	Fnma Pool 725690 Fn	6% 1 Aug 2034	-	21,818
	Fnma Pool 725946 Fn	5.5% 1 Nov 2034	-	60,419
	Fnma Pool 914789 Fn	3.875% 1 Apr 2037	-	339,190
	Fnma Pool 931745 Fn	5% 1 Aug 2024	-	385,571
	Fnma Pool 986148 Fn	5.5% 1 Jan 2038	-	438,442
	Fnma Pool Ab5519 Fn	3.5% 1 Jul 2042	-	937,143
	Fnma Pool Ab5688 Fn	3.5% 1 Jul 2037	-	298,058
	Fnma Pool Ab6282 Fn	3.5% 1 Sep 2042	-	1,408,532
	Fnma Pool Ab7016 Fn	4% 1 Nov 2042	-	861,750
	Fnma Pool Ab9096 Fn	4% 1 Apr 2043	-	594,079
	Fnma Pool Ae9758 Fn	4% 1 Dec 2040	-	293,915
	Fnma Pool Al0139 Fn	3.976% 1 Feb 2039	-	178,990
	Fnma Pool Al9848 Fn	3% 1 Mar 2047	-	1,358,863
	Fnma Pool Ao4163 Fn	3.5% 1 Jun 2042	-	941,171
	Fnma Pool Ao8169 Fn	3.5% 1 Sep 2042	-	665,011
	Fnma Pool Aq6238 Fn	3.5% 1 Dec 2042	-	291,587
	Fnma Pool Ar4445 Fn	3% 1 Mar 2043	-	291,092
	Fnma Pool Ar9225 Fn	3% 1 Mar 2043	-	1,171,948
	Fnma Pool As3867 Fn	4% 1 Nov 2044	-	281,018
	Fnma Pool As3955 Fn	4% 1 Dec 2044	-	2,113,530
	Fnma Pool As6922 Fn	3.5% 1 Apr 2046	-	2,239,408
	Fnma Pool As7023 Fn	4% 1 Apr 2046	-	1,118,683
	Fnma Pool As8028 Fn	2.5% 1 Sep 2031	-	909,423
	Fnma Pool As8483 Fn	3% 1 Dec 2046	-	3,551,045
	Fnma Pool Au1628 Fn	3% 1 Jul 2043	-	1,097,596
	Fnma Pool Au6109 Fn	4% 1 Sep 2043	-	253,528
	Fnma Pool Au6743 Fn	4% 1 Oct 2043	-	590,384

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

Fnma Pool Bc5980 Fn	3.5% 1 Apr 2046	-	191,287
Fnma Pool Bd2440 Fn	3.5% 1 Jan 2047	-	889,249
Fnma Pool Bd6399 Fn	3.5% 1 Sep 2046	-	337,287
Fnma Pool Bd7074 Fn	3% 1 Mar 2047	-	1,325,321
Fnma Pool Bd7595 Fn	4% 1 Sep 2046	-	175,164
Fnma Pool Bd9698 Fn	3.5% 1 Dec 2046	-	232,008
Fnma Pool Be0183 Fn	3.5% 1 Dec 2046	-	310,483
Fnma Pool Be2929 Fn	3.5% 1 Dec 2046	-	562,358
Fnma Pool Be4503 Fn	3.5% 1 Dec 2046	-	387,925
Fnma Pool Bh5155 Fn	3.5% 1 Sep 2047	-	47,546
Fnma Pool Bj0648 Fn	3.5% 1 Mar 2048	-	1,437,314
Fnma Pool Bj2677 Fn	3.5% 1 Apr 2048	-	401,660
Fnma Pool Bj7463 Fn	4% 1 Dec 2048	-	410,011
Fnma Pool Ca1191 Fn	3.5% 1 Nov 2047	-	915,232
Fnma Pool Ca1354 Fn	3.5% 1 Mar 2048	-	587,238
Fnma Pool Ca2187 Fn	4% 1 Aug 2048	-	112,731
Fnma Pool Ca2369 Fn	4.5% 1 Sep 2048	-	544,226
Fnma Pool Ca2370 Fn	4.5% 1 Sep 2048	-	861,603
Fnma Pool Ma1217 Fn	4% 1 Oct 2042	-	573,488
Fnma Pool Ma1404 Fn	3.5% 1 Apr 2043	-	610,782
Fnma Pool Ma2994 Fn	3.5% 1 May 2047	-	1,310,509
Fnma Pool Ma3209 Fn	3% 1 Dec 2047	-	673,310
Fnma Pool Ma3275 Fn	3% 1 Feb 2048	-	1,692,706
Fnma Pool Ma3332 Fn	3.5% 1 Apr 2048	-	1,432,569
Fnma Pool Ma3536 Fn	4% 1 Dec 2048	-	1,424,303
Fnma Tba 30 Yr 5 Single Family Mortgage	5% 14 Jan 2049	-	1,011,263
Freddie Mac Notes	1.875% 17 Nov 2020	-	2,202,483
Gnma Ii Pool Ma4719 G2	3.5% 20 Sep 2047	-	2,687,409
New Jersey St Econ Dev Auth Re Njsdev	4.447% 15 Jun 2020	-	700,837
North Carolina State Education Ncsea 2011 2 A2	3.28988% 25 Jul 2025	-	481,159
Ontario (Province Of) Sr Unsecured	4% 7 Oct 2019	-	1,865,295
Republic Of Poland Sr Unsecured	6.375% 15 Jul 2019	-	39,376
South Carolina Student Loan Co Scslc 2010 1 A2	3.48988% 25 Jul 2025	-	405,756
Tsy Infl Ix N/B	0.125% 15 Apr 2021	-	1,387,284
Tsy Infl Ix N/B	0.625% 15 Jul 2021	-	1,076,751
Tsy Infl I	0.375% 15 Jul 2023	-	2,861,844
Tsy Infl Ix N/B	0.375% 15 Jul 2025	-	2,224,156
Tsy Infl Ix N/B	0.125% 15 Jul 2026	-	425,516
United Mexican States Sr Unsecured	3.6% 30 Jan 2025	-	224,740
Us Treasury Frn	2.47483% 31 Oct 2020	-	13,684,251
US Treasury N/B	1.125% 31 Jan 2019	-	4,462,030
US Treasury N/B	1.125% 15 Jan 2019	-	1,756,447
US Treasury N/B	1.125% 28 Feb 2019	-	3,377,184
US Treasury N/B	2.75% 15 Feb 2028	-	3,585,836
US Treasury N/B	5.25% 15 Feb 2029	-	1,682,835
US Treasury N/B	5.375% 15 Feb 2031	-	785,030
US Treasury N/B	1.375% 31 Mar 2020	-	1,407,921
US Treasury N/B	1.25% 31 Mar 2021	-	7,151,093
US Treasury N/B	1.25% 30 Apr 2019	-	1,611,505
US Treasury N/B	3.5% 15 May 2020	-	7,159,275
US Treasury N/B	1.75% 31 May 2022	-	1,547,664
US Treasury N/B	1.75% 31 May 2022	-	2,898,335
US Treasury N/B	1.75% 15 May 2023	-	1,641,206
US Treasury N/B	2.875% 15 May 2028	-	4,911,302
US Treasury N/B	1.125% 30 Jun 2021	-	424,422
US Treasury N/B	1.75% 30 Jun 2022	-	1,248,277
US Treasury N/B	1.625% 31 Jul 2020	-	1,532,379
US Treasury N/B	1.875% 31 Jul 2022	-	5,143,259
US Treasury N/B	1.375% 31 Aug 2020	-	431,004
US Treasury N/B	1.625% 31 Aug 2022	-	711,751
US Treasury N/B	2.5% 15 Aug 2023	-	929,465
US Treasury N/B	5.5% 15 Aug 2028	-	1,997,367
US Treasury N/B	4.5% 15 Aug 2039	-	306,803.70

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

US Treasury N/B	1.375% 30 Sep 2020	-	10,504,346
US Treasury N/B	1.125% 30 Sep 2021	-	2,636,682
US Treasury N/B	1.5% 31 Oct 2019	-	11,966,328
US Treasury N/B	1.375% 31 Oct 2020	-	1,818,524
US Treasury N/B	2.875% 31 Oct 2020	-	3,444,012
US Treasury N/B	2% 31 Oct 2022	-	7,425,628
US Treasury N/B	1.625% 31 Oct 2023	-	916,755
US Treasury N/B	2.875% 31 Oct 2023	-	5,123,661
US Treasury N/B	2% 30 Nov 2020	-	1,949,428
US Treasury N/B	2.75% 30 Nov 2020	-	11,381,225
US Treasury N/B	1.75% 30 Nov 2021	-	2,296,269
US Treasury N/B	2.875% 15 Nov 2021	-	9,894,057
US Treasury N/B	2% 30 Nov 2022	-	2,165,959
US Treasury N/B	2.125% 30 Nov 2023	-	3,849,101
US Treasury N/B	2.875% 30 Nov 2023	-	1,787,783
US Treasury N/B	2.875% 30 Nov 2023	-	10,387,808
US Treasury N/B	2.25% 15 Nov 2027	-	336,679
US Treasury N/B	2.75% 15 Nov 2047	-	426,626
US Treasury N/B	2.625% 15 Dec 2021	-	4,732,699
US Treasury N/B	2.125% 31 Dec 2022	-	599,674
US Treasury N/B	2.25% 31 Dec 2023	-	1,591,942
US Treasury N/B	2.25% 31 Dec 2023	-	6,248,612
U.S. Government and Government Agency Issues		-	242,053,449
Corporate and Other Obligations:
Abbott Laboratories Sr Unsecured	2.9% 30 Nov 2021	-	622,109
Abbvie Inc Sr Unsecured	2.5% 14 May 2020	-	76,505
Air Lease Corp Sr Unsecured	3.875% 3 Jul 2023	-	479,867
Aircastle Ltd Sr Unsecured	4.4% 25 Sep 2023	-	289,619
Alexandria Real Estate E Company Guar	4.6% 1 Apr 2022	-	367,747
Alfa S.A. Sr Unsecured 144A	5.25% 25 Mar 2024	-	225,472
Amazon.Com Inc Sr Unsecured	2.4% 22 Feb 2023	-	336,512
American Electric Power Sr Unsecured	4.3% 1 Dec 2028	-	701,444
American Express Co Sr Unsecured	3.4% 27 Feb 2023	-	703,023
American Express Credit Sr Unsecured	2.6% 14 Sep 2020	-	95,793
American Financial Group Sr Unsecured	3.5% 15 Aug 2026	-	350,654
American Honda Finance Sr Unsecured	3.625% 10 Oct 2023	-	632,008
American Intl Group Sr Unsecured	4.875% 1 Jun 2022	-	440,752
American Intl Group Sr Unsecured	6.4% 15 Dec 2020	-	866,605
American Tower Corp Sr Unsecured	3.4% 15 Feb 2019	-	99,500
American Tower Corp Sr Unsecured	3% 15 Jun 2023	-	659,526
Americredit Automobile Receiva Amcar 2017 1 A3	1.87% 18 Aug 2021	-	81,444
Amgen Inc Sr Unsecured	2.2% 22 May 2019	-	67,323
Amgen Inc Sr Unsecured	2.65% 11 May 2022	-	825,823
Anheuser Busch	3.65% 1 Feb 2026	-	684,680
Asian Development Bank Sr Unsecured	2.25% 20 Jan 2021	-	854,004
Assurant Inc Sr Unsecured	4.2% 27 Sep 2023	-	77,463
At+T Inc Sr Unsecured	3.2% 1 Mar 2022	-	366,675
At+T Inc Sr Unsecured	3.95594% 12 Jun 2024	-	257,539
Athene Global Funding Secured 144A	2.75% 20 Apr 2020	-	344,373
Athene Holding Ltd Sr Unsecured	4.125% 12 Jan 2028	-	83,315
Autonation Inc Company Guar	4.5% 1 Oct 2025	-	163,295
Autonation Inc Company Guar	3.5% 15 Nov 2024	-	187,576
Aviation Capital Group Sr Unsecured 144A	3.875% 1 May 2023	-	245,935
Baker Hughes	2.773% 15 Dec 2022	-	310,303
Banc Of America Commercial Mor Bacm 2017 Bnk3 A2	3.116% 15 Feb 2050	-	612,193
Banco Santander Sa Sr Unsecured	3.5% 11 Apr 2022	-	189,493
Bank Of America Corp Sr Unsecured	2.738% 23 Jan 2022	-	337,544
Bank Of America Corp Sr Unsecured	3.499% 17 May 2022	-	328,312
Bank Of America Corp Sr Unsecured	2.369% 21 Jul 2021	-	744,337
Bank Of America Corp Sr Unsecured	2.503% 21 Oct 2022	-	543,810
Bank Of America Corp Subordinated	4.45% 3 Mar 2026	-	49,632
Bank Of America Corp Subordinated	3.95% 21 Apr 2025	-	723,130
Bank Of America Corp Subordinated	4.2% 26 Aug 2024	-	233,645

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

Bank Of America Credit Card Tr Bacct 2014 A1 A	2.83513% 15 Jun 2021	-	502,086
Bank Of Nova Scotia Sr Unsecured	2.5% 8 Jan 2021	-	71,501
Bank Of Ny Mellon Corp Sr Unsecured	2.661% 16 May 2023	-	760,229
Bank Of The West Auto Trust Bwsta 2017 1 A3 144A	2.11% 15 Jan 2023	-	238,426
Banque Fed Cred Mutuel Sr Unsecured 144A	2.75% 15 Oct 2020	-	191,157
Barclays Commercial Mortgage S Bbcms 2017 C1 A2	3.189% 15 Feb 2050	-	511,727
Barclays Dryrock Issuance Trus Drock 2014 3 A	2.41% 15 Jul 2022	-	1,009,219
Barclays Dryrock Issuance Trus Drock 2015 1 A	2.2% 15 Dec 2022	-	622,534
Barclays Plc Sr Unsecured	3.684% 10 Jan 2023	-	301,498
Barclays Plc Sr Unsecured	4.338% 16 May 2024	-	699,319
Baxalta Inc Company Guar	3.6% 23 Jun 2022	-	104,439
Bb Ubs Trust Bbubs 2012 Tft A 144A	2.8922% 5 Jun 2030	-	551,075
Bb+T Corporation Sr Unsecured	2.15% 1 Feb 2021	-	510,387
Bb+T Corporation Sr Unsecured	2.625% 29 Jun 2020	-	124,389
Bb+T Corporation Sr Unsecured	3.75% 6 Dec 2023	-	842,166
Becton Dickinson And Co Sr Unsecured	2.675% 15 Dec 2019	-	243,856
Berkshire Hathaway Energ Sr Unsecured	2.8% 15 Jan 2023	-	248,269
Best Buy Co Inc Sr Unsecured	4.45% 1 Oct 2028	-	336,126
Biogen Inc Sr Unsecured	3.625% 15 Sep 2022	-	199,410
Bnp Paribas Sr Unsecured	2.375% 21 May 2020	-	190,987
Boeing Co Sr Unsecured	2.125% 1 Mar 2022	-	1,007,275
Boston Properties Lp Sr Unsecured	4.125% 15 May 2021	-	342,496
Boston Properties Lp Sr Unsecured	4.5% 1 Dec 2028	-	399,796
Branch Banking + Trust Sr Unsecured	2.625% 15 Jan 2022	-	852,761
Brighthouse Financial In Sr Unsecured	3.7% 22 Jun 2027	-	228,425
British Telecommunicatio Sr Unsecured	4.5% 4 Dec 2023	-	680,100
Brixmor Operating Part Sr Unsecured	3.65% 15 Jun 2024	-	295,343
Broadcom Crp / Caymn Fi Company Guar 144A	3.625% 15 Jan 2024	-	73,075
Broadcom Crp / Caymn Fi Company Guar 144A	3.875% 15 Jan 2027	-	153,306
Brown Forman Corp Sr Unsecured	3.5% 15 Apr 2025	-	201,890
Buckeye Partners Lp Sr Unsecured	3.95% 1 Dec 2026	-	139,949
Bunge Ltd Finance Corp Company Guar	4.35% 15 Mar 2024	-	449,942
Bx Trust Bx 2017 Imc A 144A	3.50513% 15 Oct 2032	-	272,253
Capital One Financial Co Sr Unsecured	3.05% 9 Mar 2022	-	324,873
Capital One Financial Co Sr Unsecured	3.3% 30 Oct 2024	-	351,543
Capital One Financial Co Sr Unsecured	3.3% 30 Oct 2024	-	483,942
Capital One Multi Asset Execut Comet 2016 A5 A5	1.66% 17 Jun 2024	-	1,077,286
Carmax Auto Owner Trust Carmx 2015 4 A3	1.56% 16 Nov 2020	-	91,132
Carmax Auto Owner Trust Carmx 2017 2 A3	1.93% 15 Mar 2022	-	573,376
Carmax Auto Owner Trust Carmx 2017 2 A4	2.25% 15 Sep 2022	-	1,010,869
Carmax Auto Owner Trust Carmx 2017 4 A3	2.11% 17 Oct 2022	-	143,338
Carmax Auto Owner Trust Carmx 2017 4 A4	2.33% 15 May 2023	-	285,393
Caterpillar Finl Service Sr Unsecured	3.65% 7 Dec 2023	-	542,314
Celgene Corp Sr Unsecured	3.875% 15 Aug 2025	-	329,947
Cfcre Commercial Mortgage Trus Cfcre 2016 C4 A4	3.283% 10 May 2058	-	733,243
Charter Comm Opt	4.908% 23 Jul 2025	-	345,612
Charter Comm Opt	4.908% 23 Jul 2025	-	259,209
Chase Issuance Trust Chait 2014 A2 A2	2.77% 15 Mar 2023	-	464,023
Chrysler Capital Auto Receivab Ccart 2016 Aa A3 144A	1.77% 15 Oct 2020	-	6,005
Chubb Ina Holdings Inc Company Guar	2.7% 13 Mar 2023	-	4,717
Cigna Corp Company Guar 144A	3.75% 15 Jul 2023	-	92,377
Cigna Corp Company Guar 144A	3.75% 15 Jul 2023	-	490,754
Cigna Corp Company Guar 144A	4.375% 15 Oct 2028	-	145,630
Cigna Corp Company Guar 144A	4.125% 15 Nov 2025	-	108,945
Citibank Credit Card Issuance Cccit 2014 A1 A1	2.88% 23 Jan 2023	-	882,933
Citigroup Commercial Mortgage Cgcmt 2015 Gc27 A5	3.137% 10 Feb 2048	-	431,116
Citigroup Commercial Mortgage Cgcmt 2016 C1 A4	3.209% 10 May 2049	-	624,701
Citigroup Inc Sr Unsecured	4.044% 1 Jun 2024	-	358,229
Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	-	504,901
Citigroup Inc Subordinated	3.875% 26 Mar 2025	-	625,646
Citizens Bank	2.25% 2 Mar 2020	-	334,300
Citizens Financial Group Sr Unsecured	2.375% 28 Jul 2021	-	748,491
Cnh Equipment Trust Cnh 2015 A A4	1.85% 15 Apr 2021	-	204,416

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

Cnh Equipment Trust Cnh 2017 B A3	1.86% 15 Sep 2022	-	271,466
Comcast Corp Company Guar	3.7% 15 Apr 2024	-	830,523
Comerica Bank Sr Unsecured	2.5% 2 Jun 2020	-	247,906
Comerica Inc Sr Unsecured	3.7% 31 Jul 2023	-	815,375
Comm Mortgage Trust Comm 2013 Sfs A1 144A	1.8726% 12 Apr 2035	-	117,404
Comm Mortgage Trust Comm 2014 Ubs2 A5	3.961% 10 Mar 2047	-	138,570
Comm Mortgage Trust Comm 2014 Ubs3 A4	3.819% 10 Jun 2047	-	290,620
Comm Mortgage Trust Comm 2014 Ubs3 A4	3.819% 10 Jun 2047	-	527,057
Comm Mortgage Trust Comm 2014 Ubs5 A4	3.838% 10 Sep 2047	-	497,866
Comm Mortgage Trust Comm 2014 Ubs6 A5	3.644% 10 Dec 2047	-	786,071
Comm Mortgage Trust Comm 2015 Cr27 Asb	3.404% 10 Oct 2048	-	818,442
Comm Mortgage Trust Comm 2015 Dc1 A5	3.35% 10 Feb 2048	-	287,320
Comm Mortgage Trust Comm 2015 Dc1 A5	3.35% 10 Feb 2048	-	148,449
Comm Mortgage Trust Comm 2015 Pc1 A5	3.902% 10 Jul 2050	-	613,522
Comm Mortgage Trust Comm 2016 Dc2 A5	3.765% 10 Feb 2049	-	736,219
Commonwealth Bank Aust Sr Unsecured 144A	2.25% 10 Mar 2020	-	287,090
Compass Bank Sr Unsecured	2.875% 29 Jun 2022	-	365,431
Conagra Brands Inc Sr Unsecured	2.90806% 9 Oct 2020	-	763,728
Concho Resources Inc Company Guar	3.75% 1 Oct 2027	-	172,685
Consumers Energy Co 1St Mortgage	3.375% 15 Aug 2023	-	266,380
Cooperat Rabobank UA/NY Sr Unsecured	2.25% 14 Jan 2020	-	239,307
Cooperatieve Rabobank Ua Company Guar	4.375% 4 Aug 2025	-	384,043
Cox Communications Inc Sr Unsecured 144A	2.95% 30 Jun 2023	-	117,985
Cox Communications Inc Sr Unsecured 144A	3.15% 15 Aug 2024	-	260,062
Cred Suis Gp Fun Ltd Company Guar	2.75% 26 Mar 2020	-	525,284
Cred Suis Gp Fun Ltd Company Guar	3.8% 15 Sep 2022	-	881,760
Credit Agricole London Sr Unsecured 144A	3.375% 10 Jan 2022	-	318,141
Credit Agricole London Sr Unsecured 144A	2.75% 10 Jun 2020	-	238,639
Credit Based Asset Servicing A Cbass 2003 Cb1 Af	3.95% 25 Jan 2033	-	55,900
Credit Suisse Mortgage Trust Csmc 2014 Usa A2 144A	3.953% 15 Sep 2037	-	654,106
Csail Commercial Mortgage Trus Csail 2015 C2 A4	3.504% 15 Jun 2057	-	113,731
Csail Commercial Mortgage Trus Csail 2015 C3 A4	3.7182% 15 Aug 2048	-	449,139
Csail Commercial Mortgage Trus Csail 2015 C4 A4	3.8079% 15 Nov 2048	-	391,303
Csail Commercial Mortgage Trus Csail 2015 C4 Asb	3.6167% 15 Nov 2048	-	244,105
Cvs Health Corp Sr Unsecured	3.7% 9 Mar 2023	-	568,310
Cvs Health Corp Sr Unsecured	4.1% 25 Mar 2025	-	172,052
Cvs Health Corp Sr Unsecured	2.125% 1 Jun 2021	-	344,676
Cvs Health Corp Sr Unsecured	3.875% 20 Jul 2025	-	270,967
D.R. Horton Inc Company Guar	2.55% 1 Dec 2020	-	358,052
Daimler Finance Na Llc Company Guar 144A	3.35% 22 Feb 2023	-	366,638
Daimler Finance Na Llc Company Guar 144A	2.2% 5 May 2020	-	213,673
Daimler Finance Na Llc Company Guar 144A	2.45% 18 May 2020	-	486,540
Delamare Cards Delam 2018 1A A1 144A	3.16285% 19 Nov 2025	-	645,817
Dell Equipment Finance Trust Deft 2017 2 A3 144A	2.19% 24 Oct 2022	-	354,661
Delta Air Lines 2009 1A Pass Thru Ce	7.75% 17 Jun 2021	-	174,266
Delta Air Lines Inc Sr Unsecured	2.6% 4 Dec 2020	-	721,519
Deutsche Bank Ny Sr Unsecured	4.1% 13 Jan 2026	-	301,008
Deutsche Bank Ny Sr Unsecured	4.25% 4 Feb 2021	-	280,691
Deutsche Bank Ny Sr Unsecured	3.3% 16 Nov 2022	-	89,476
Discover Bank Subordinated	7% 15 Apr 2020	-	402,060
Dominion Energy Inc Sr Unsecured	2% 15 Aug 2021	-	1,025,166
Dow Chemical Co/The Sr Unsecured 144A	4.55% 30 Nov 2025	-	137,508
Dowdupont Inc Sr Unsecured	4.205% 15 Nov 2023	-	212,176
Dowdupont Inc Sr Unsecured	4.493% 15 Nov 2025	-	213,717
Dowdupont Inc Sr Unsecured	4.493% 15 Nov 2025	-	323,061
Drive Auto Receivables Trust Drive 2018 1 A3	2.42% 15 Jan 2021	-	226,102
Drive Auto Receivables Trust Drive 2018 5 A1	2.68461% 15 Nov 2019	-	265,204
Drive Auto Receivables Trust Drive 2018 5 A3	3.34% 15 Oct 2022	-	678,523
Eastman Chemical Co Sr Unsecured	4.5% 1 Dec 2028	-	493,440
Edison International Sr Unsecured	2.125% 15 Apr 2020	-	747,173
Enbridge Inc Company Guar	3.5% 10 Jun 2024	-	131,609
Enel Chile Sa Sr Unsecured	4.875% 12 Jun 2028	-	195,502
Energy Transfer Operatng Company Guar	4.9% 1 Feb 2024	-	166,115

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

Energy Transfer Operatng Company Guar	4.15% 1 Oct 2020	-	660,487
Entergy Corp Sr Unsecured	4% 15 Jul 2022	-	308,744
Entergy Texas Inc 1St Mortgage	3.45% 1 Dec 2027	-	333,085
Enterprise Fleet Financing Llc Eff 2017 3 A2 144A	2.13% 22 May 2023	-	254,045
Enterprise Products Oper Company Guar	3.75% 15 Feb 2025	-	133,742
Enterprise Products Oper Company Guar	3.7% 15 Feb 2026	-	375,755
Enterprise Products Oper Company Guar	3.35% 15 Mar 2023	-	328,540
Enterprise Products Oper Company Guar	5.2% 1 Sep 2020	-	253,770
Enterprise Products Oper Company Guar	4.15% 16 Oct 2028	-	369,836
European Investment Bank Sr Unsecured	2.5% 15 Mar 2023	-	824,267
European Investment Bank Sr Unsecured	2.375% 13 May 2021	-	883,542
Eversource Energy Sr Unsecured	2.75% 15 Mar 2022	-	379,491
Eversource Energy Sr Unsecured	4.25% 1 Apr 2029	-	353,845
Exelon Corp Sr Unsecured	2.85% 15 Jun 2020	-	574,697
Exelon Generation Co Llc Sr Unsecured	2.95% 15 Jan 2020	-	215,226
Exelon Generation Co Llc Sr Unsecured	4.25% 15 Jun 2022	-	411,076
Exeter Automobile Receivables Eart 2018 1A A 144A	2.21% 17 May 2021	-	271,728
Expedia Inc Company Guar	3.8% 15 Feb 2028	-	237,268
Expedia Inc Company Guar	3.8% 15 Feb 2028	-	337,078
Express Scripts Holding Company Guar	3% 15 Jul 2023	-	65,048
Fanniemae Aces Fna 2015 M17 Fa	3.23088% 25 Nov 2022	-	219,240
Fhlmc Multifamily Structured P Fhms K021 A1	1.603% 25 Jan 2022	-	372,743
Fhlmc Multifamily Structured P Fhms K035 A1	2.615% 25 Mar 2023	-	302,346
Fhlmc Multifamily Structured P Fhms K083 A2	4.05% 25 Sep 2028	-	738,233
Fhlmc Multifamily Structured P Fhms K084 A2	3.78% 25 Oct 2028	-	492,750
Fhlmc Multifamily Structured P Fhms Kp03 A2	1.78% 25 Jul 2019	-	93,431
Fifth Third Bancorp Sr Unsecured	3.5% 15 Mar 2022	-	182,797
Ford Credit Auto Owner Trust Fordo 2016 A A4	1.6% 15 Jun 2021	-	263,064
Ford Credit Auto Owner Trust Fordo 2016 C A3	1.22% 15 Mar 2021	-	392,561
Ford Credit Auto Owner Trust Fordo 2017 C A3	2.01% 15 Mar 2022	-	329,171
Ford Credit Auto Owner Tr	2.26% 15 Nov 2025	-	336,878
Ford Credit Auto Owner Tr	2.31% 15 Aug 2027	-	309,504
Ford Credit Auto Owner Tr	3.19% 15 Jul 2031	-	469,309
Ford Credit Floorplan Master O Fordf 2016 1 A1	1.76% 15 Feb 2021	-	329,566
Ford Credit Floorplan Master O Fordf 2017 1 A1	2.07% 15 May 2022	-	447,665
Ford Credit Floorplan Master O Fordf 2017 2 A1	2.16% 15 Sep 2022	-	320,544
Ford Motor Credit Co Llc Sr Unsecured	5.875% 2 Aug 2021	-	279,226
Fortis Inc Sr Unsecured	2.1% 4 Oct 2021	-	394,476
Fortune Brands Home + Se Sr Unsecured	4% 21 Sep 2023	-	396,426
Gatx Corp Sr Unsecured	4.35% 15 Feb 2024	-	598,503
General Motors Co Sr Unsecured	5% 1 Oct 2028	-	690,689
General Motors Finl Co Company Guar	3.1% 15 Jan 2019	-	362,040
General Motors Finl Co Company Guar	4% 15 Jan 2025	-	52,381
General Motors Finl Co Company Guar	4.35% 9 Apr 2025	-	219,539
General Motors Finl Co Company Guar	4.3% 13 Jul 2025	-	64,044
General Motors Gfort 2016 1 A1 144A	1.96% 17 May 2021	-	394,991
Gilead Sciences Inc Sr Unsecured	3.65% 1 Mar 2026	-	150,472
Gilead Sciences Inc Sr Unsecured	2.55% 1 Sep 2020	-	342,846
Gilead Sciences Inc Sr Unsecured	2.55% 1 Sep 2020	-	1,005,553
Glaxosmithkline Cap Inc Company Guar	3.375% 15 May 2023	-	683,257
Glencore Funding Llc Company Guar 144A	3% 27 Oct 2022	-	155,826
Gm Financial Securitized Term Gmcar 2018 2 A3	2.81% 16 Dec 2022	-	735,710
Goldman Sachs Group Inc Sr Unsecured	5.75% 24 Jan 2022	-	328,539
Goldman Sachs Group Inc Sr Unsecured	3.2% 23 Feb 2023	-	332,450
Goldman Sachs Group Inc Sr Unsecured	4% 3 Mar 2024	-	329,637
Goldman Sachs Group Inc Sr Unsecured	6% 15 Jun 2020	-	151,916
Goldman Sachs Group Inc Sr Unsecured	2.876% 31 Oct 2022	-	187,536
Goldman Sachs Group Inc Sr Unsecured	2.876% 31 Oct 2022	-	407,891
Goldman Sachs Group Inc Sr Unsecured	2.35% 15 Nov 2021	-	135,915
Gs Mortgage Securities Trust Gsms 2013 G1 A2 144A	3.557% 10 Apr 2031	-	427,711
Hartford Finl Svcs Grp Sr Unsecured	5.5% 30 Mar 2020	-	236,779
Healthcare Trust Of Amer Company Guar	2.95% 1 Jul 2022	-	370,675
Hershey Company Sr Unsecured	3.375% 15 May 2023	-	753,161

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

	Hess Corp Sr Unsecured	4.3% 1 Apr 2027	-	255,678
	Honda Auto Receivables Owner T Harot 2016 4 A3	1.21% 18 Dec 2020	-	374,902
	Host Hotels + Resorts Lp Sr Unsecured	3.75% 15 Oct 2023	-	12,311
	Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	-	392,031
	Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	-	137,453
	Hp Enterprise Co Sr Unsecured	4.9% 15 Oct 2025	-	204,345
	Hp Enterprise Co Sr Unsecured 144A	2.1% 4 Oct 2019	-	252,969
	Hsbc Holdings Plc Sr Unsecured	2.65% 5 Jan 2022	-	889,806
	Hsbc Holdings Plc Sr Unsecured	5.1% 5 Apr 2021	-	229,635
	Hsbc Holdings Plc Sr Unsecured	4.292% 12 Sep 2026	-	347,105
	Ing Bank Nv Subordinated 144A	5.8% 25 Sep 2023	-	344,897
	Ing Groep Nv Sr Unsecured	3.15% 29 Mar 2022	-	550,592
	Ing Groep Nv Sr Unsecured	4.1% 2 Oct 2023	-	208,417
	Inter American Devel Bk Sr Unsecured	2.5% 18 Jan 2023	-	805,959
	Intesa Sanpaolo Spa Sr Unsecured 144A	3.875% 12 Jan 2028	-	305,085
	Intl Bk Recon + Develop Sr Unsecured	2% 26 Jan 2022	-	844,182
	Israel Electric Corp Ltd Sr Secured 144A Regs	5% 12 Nov 2024	-	247,989
	Jabil Inc Sr Unsecured	5.625% 15 Dec 2020	-	293,988
	John Deere Owner Trust Jdot 2017 B A3	1.82% 15 Oct 2021	-	219,551
	Jpmbb Commercial Mortgage Secu Jpmbb 2014 C18 A2	2.8785% 15 Feb 2047	-	4,982
	Jpmbb Commercial Mortgage Secu Jpmbb 2014 C21 A5	3.7748% 15 Aug 2047	-	279,414
	Jpmbb Commercial Mortgage Secu Jpmbb 2015 C32 Asb	3.3582% 15 Nov 2048	-	1,177,626
	Jpmorgan Chase + Co Sr Unsecured	3.782% 1 Feb 2028	-	243,674
	Jpmorgan Chase + Co Sr Unsecured	3.22% 1 Mar 2025	-	368,391
	Jpmorgan Chase + Co Sr Unsecured	3.514% 18 Jun 2022	-	716,070
	Jpmorgan Chase + Co Sr Unsecured	4.4% 22 Jul 2020	-	280,138
	Jpmorgan Chase + Co Sr Unsecured	2.295% 15 Aug 2021	-	282,589
	Jpmorgan Chase + Co Sr Unsecured	2.295% 15 Aug 2021	-	367,365
	Keurig Dr Pepper Inc Company Guar 144A	4.057% 25 May 2023	-	322,316
	Key Bank Na Sr Unsecured	2.25% 16 Mar 2020	-	238,805
	Key Bank Na Sr Unsecured	3.18% 15 Oct 2027	-	389,309
	Key Bank Na Sr Unsecured	2.5% 22 Nov 2021	-	260,281
	Kinder Morgan Ener Part Company Guar	6.85% 15 Feb 2020	-	619,797
	Kinder Morgan Ener Part Company Guar	4.15% 1 Feb 2024	-	229,645
	Kinder Morgan Ener Part Company Guar	4.15% 1 Mar 2022	-	190,629
	Kinder Morgan Ener Part Company Guar	3.95% 1 Sep 2022	-	361,882
	Kinder Morgan Inc Company Guar	4.3% 1 Jun 2025	-	71,839
	Kla Tencor Corp Sr Unsecured	4.65% 1 Nov 2024	-	327,506
	Kohl S Corporation Sr Unsecured	4.25% 17 Jul 2025	-	309,631
	Kraft Heinz Foods Co Company Guar	3.18813% 10 Feb 2021	-	569,688
	Kraft Heinz Foods Co Company Guar	2.8% 2 Jul 2020	-	479,230
	Kubota Credit Owner Trust Kcot 2018 1A A3 144A	3.1% 15 Aug 2022	-	373,530
	Kubota Credit Owner Trust Kcot 2018 1A A4 144A	3.21% 15 Jan 2025	-	316,506
	Lam Research Corp Sr Unsecured	2.8% 15 Jun 2021	-	124,114
	Lloyds Banking Group Plc Sr Unsecured	4.375% 22 Mar 2028	-	187,767
	Lloyds Banking Group Plc Sr Unsecured	3.1% 6 Jul 2021	-	563,333
	Lloyds Banking Group Plc Sr Unsecured	4.05% 16 Aug 2023	-	376,759
	Lloyds Banking Group Plc Subordinated	4.582% 10 Dec 2025	-	269,636
	Lstar Commercial Mortgage Trus Lnstr 2016 4 A2 144A	2.579% 10 Mar 2049	-	241,664
	Lyondellbasell Ind Nv Sr Unsecured	5% 15 Apr 2019	-	404,976
	Manuf + Traders Trust Co Sr Unsecured	2.625% 25 Jan 2021	-	238,153
	Marathon Petroleum Corp Sr Unsecured	5.125% 1 Mar 2021	-	151,982
	Marriott International Sr Unsecured	4.15% 1 Dec 2023	-	420,691
	Marriott International Sr Unsecured	4.65% 1 Dec 2028	-	419,410
	Marvell Technology Group Sr Unsecured	4.2% 22 Jun 2023	-	144,402
	Massmutual Global Fundin Secured 144A	2.95% 11 Jan 2025	-	315,234
	Mckesson Corp Sr Unsecured	4.75% 30 May 2029	-	699,479
	Medtronic Inc Company Guar	2.5% 15 Mar 2020	-	859,679
	Met Life Glob Funding I Secured 144A	2.65% 8 Apr 2022	-	752,737
	Met Life Glob Funding I Secured 144A	2.65% 8 Apr 2022	-	329,322
	Met Life Glob Funding I Sr Secured 144A	2.4% 8 Jan 2021	-	660,789
	Methanex Corp Sr Unsecured	3.25% 15 Dec 2019	-	100,614
*	Metlife Inc Sr Unsecured	3.048% 15 Dec 2022	-	413,953

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

	Microchip Technology Inc Sr Secured 144A	3.922% 1 Jun 2021	-	52,676
	Mitsubishi Ufj Fin Grp Sr Unsecured	3.85% 1 Mar 2026	-	378,487
	Mitsubishi Ufj Fin Grp Sr Unsecured	3.761% 26 Jul 2023	-	683,801
	Mizuho Bank Ltd Company Guar 144A	2.45% 16 Apr 2019	-	462,675
	Moody S Corporation Sr Unsecured	4.25% 1 Feb 2029	-	599,830
	Morgan Stanley Baml Trust Msbam 2014 C14 A3	3.669% 15 Feb 2047	-	883,886
	Morgan Stanley Baml Trust Msbam 2014 C16 A5	3.892% 15 Jun 2047	-	286,189
	Morgan Stanley Baml Trust Msbam 2015 C22 A4	3.306% 15 Apr 2048	-	257,548
	Morgan Stanley Sr Unsecured	3.649% 20 Jan 2022	-	240,578
	Morgan Stanley Sr Unsecured	3.41413% 14 Feb 2020	-	772,403
	Morgan Stanley Sr Unsecured	5.5% 28 Jul 2021	-	315,684
	Morgan Stanley Sr Unsecured	2.625% 17 Nov 2021	-	947,044
	Morgan Stanley Subordinated	4.35% 8 Sep 2026	-	835,986
	Mylan Nv Company Guar	3.15% 15 Jun 2021	-	372,960
	Nabors Industries Inc Company Guar	5.5% 15 Jan 2023	-	250,587
	National Australia	3.7% 4 Nov 2021	-	755,321
	National Rural Util Coop Sr Unsecured	1.5% 1 Nov 2019	-	238,186
	Nevada Power Co Genl Ref Mor	2.75% 15 Apr 2020	-	1,001,825
	New York Life Global Fdg Secured 144A	1.95% 11 Feb 2020	-	215,725
	Niagara Mohawk Power Sr Unsecured 144A	4.278% 15 Dec 2028	-	349,470
	Noble Energy Inc Sr Unsecured	3.9% 15 Nov 2024	-	232,874
	Noble Energy Inc Sr Unsecured	4.15% 15 Dec 2021	-	110,581
	Nordea Bank Abp Sr Unsecured 144A	2.5% 17 Sep 2020	-	894,975
	Office Ppty Income Trst Sr Unsecured	4.25% 15 May 2024	-	200,028
	Omega Hlthcare Investors Company Guar	4.5% 15 Jan 2025	-	71,312
	Oracle Corp Sr Unsecured	1.9% 15 Sep 2021	-	702,536
	Orix Corp Sr Unsecured	3.25% 4 Dec 2024	-	299,364
	Oscar Us Funding Trust Oscar 2017 2A A3 144A	2.45% 10 Dec 2021	-	66,853
	Oscar Us Funding Trust Oscar 2017 2A A4 144A	2.76% 10 Dec 2024	-	85,628
	Oscar Us Funding Trust Oscar 2018 2A A4 144A	3.63% 10 Sep 2025	-	487,588
	Paccar Financial Corp Sr Unsecured	2.25% 25 Feb 2021	-	804,347
	Paccar Financial Corp Sr Unsecured	1.2% 12 Aug 2019	-	138,456
	Pacific Gas + Electric Sr Unsecured	3.5% 15 Jun 2025	-	219,276
	Penske Truck Leasing/PTL Sr Unsecured 144A	4.125% 1 Aug 2023	-	424,060
	Petroleos Mexicanos Company Guar	6.5% 23 Jan 2029	-	82,828
	Plains All Amer Pipeline Sr Unsecured	3.6% 1 Nov 2024	-	296,775
	Pnc Bank Na Sr Unsecured	2.6% 21 Jul 2020	-	239,252
	Pnc Financial Services Sr Unsecured	3.3% 8 Mar 2022	-	409,421
*	Prudential Financial Inc Sr Unsecured	4.5% 15 Nov 2020	-	280,468
	Ralph Lauren Corp Sr Unsecured	3.75% 15 Sep 2025	-	712,907
	Retl Retl 2018 Rvp A 144A	3.55513% 15 Mar 2033	-	113,346
	Reynolds American Inc Company Guar	6.875% 1 May 2020	-	130,604
	Reynolds American Inc Company Guar	8.125% 23 Jun 2019	-	576,196
	Reynolds American Inc Company Guar	4% 12 Jun 2022	-	408,771
	Royal Bk Scotlnd Grp Plc Sr Unsecured	5.076% 27 Jan 2030	-	242,054
	Royal Bk Scotlnd Grp Plc Subordinated	5.125% 28 May 2024	-	272,404
	Ryder System Inc Sr Unsecured	3.875% 1 Dec 2023	-	444,709
	S+P Global Inc Company Guar	4.4% 15 Feb 2026	-	286,883
	S+P Global Inc Company Guar	3.3% 14 Aug 2020	-	188,639
	Santander Drive Auto Receivabl Sdart 2018 1 A3	2.32% 16 Aug 2021	-	202,151
	Santander Holdings Usa Sr Unsecured	3.7% 28 Mar 2022	-	374,536
	Santander Holdings Usa Sr Unsecured	4.4% 13 Jul 2027	-	356,285
	Santander Uk Group Hldgs Sr Unsecured	4.796% 15 Nov 2024	-	733,378
	Schlumberger Hldgs Corp Sr Unsecured 144A	3% 21 Dec 2020	-	387,629
	Seagate Hdd Cayman Company Guar	4.875% 1 Mar 2024	-	144,899
	Sempra Energy Sr Unsecured	2.9% 1 Feb 2023	-	126,651
	Sigma Alimentos Sa Sr Unsecured 144A	4.125% 2 May 2026	-	225,381
	Spectra Energy Partners Company Guar	3.5% 15 Mar 2025	-	428,572
	Starwood Retail Property Trust Srpt 2014 Star A 144A	3.67513% 15 Nov 2027	-	425,272
	Starwood Retail Property Trust Srpt 2014 Star A 144A	3.67513% 15 Nov 2027	-	153,098
	Sumitomo Mitsui Finl Grp Sr Unsecured	2.784% 12 Jul 2022	-	376,308
	Suntrust Bank Sr Unsecured	2.45% 1 Aug 2022	-	502,621
	Suntrust Bank Sr Unsecured	4.05% 3 Nov 2025	-	186,539

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

Suntrust Banks Inc Sr Unsecured	4% 1 May 2025	-	174,345
Synchrony Credit Card Master N Gemnt 2012 2 A	2.22% 15 Jan 2022	-	539,500
Synchrony Credit Card Master N Gemnt 2012 7 A	1.76% 15 Sep 2022	-	1,382,940
Synchrony Financial Sr Unsecured	4.5% 23 Jul 2025	-	259,720
Sysco Corporation Company Guar	3.55% 15 Mar 2025	-	256,704
Telefonica Emisiones Sau Company Guar	5.462% 16 Feb 2021	-	165,094
Thermo Fisher Scientific Sr Unsecured	2.95% 19 Sep 2026	-	365,305
Time Warner Cable Llc Sr Secured	5% 1 Feb 2020	-	117,482
Timken Co Sr Unsecured	4.5% 15 Dec 2028	-	223,365
Toronto Dominion Bank Sr Unsecured	3.25% 11 Jun 2021	-	717,381
Total System Services In Sr Unsecured	4% 1 Jun 2023	-	159,046
Transcanada Pipelines Sr Unsecured	9.875% 1 Jan 2021	-	333,807
Trimble Inc Sr Unsecured	4.15% 15 Jun 2023	-	38,823
Tyson Foods Inc Company Guar	2.65% 15 Aug 2019	-	85,483
Ubs Barclays Commercial Mortga Ubsbb 2013 C6 A4	3.2443% 10 Apr 2046	-	638,513
Ubs Commercial Mortgage Trust Ubscm 2018 C8 A4	3.983% 15 Feb 2051	-	216,512
Ubs Commercial Mortgage Trust Ubscm 2018 C9 A4	4.117% 15 Mar 2051	-	497,045
Ubs Group Funding Switze Company Guar 144A	4.125% 24 Sep 2025	-	195,267
United Technologies Corp Sr Unsecured	3.95% 16 Aug 2025	-	216,508
United Technologies Corp Sr Unsecured	1.95% 1 Nov 2021	-	704,377
Unitedhealth Group Inc Sr Unsecured	3.5% 15 Feb 2024	-	617,003
Unitedhealth Group Inc Sr Unsecured	2.125% 15 Mar 2021	-	742,071
Us Bancorp Sr Unsecured	2.625% 24 Jan 2022	-	855,727
Us Bank Na Cincinnati Sr Unsecured	3.15% 26 Apr 2021	-	478,352
Vale Overseas Limited Company Guar	6.25% 10 Aug 2026	-	281,533
Valero Energy Corp Sr Unsecured	6.125% 1 Feb 2020	-	261,340
Verizon Communications Sr Unsecured	1.75% 15 Aug 2021	-	233,078
Verizon Owner Trust Vzot 2017 3A A1A 144A	2.06% 20 Apr 2022	-	696,324
Verizon Owner Trust Vzot 2018 1A A1A 144A	2.82% 20 Sep 2022	-	635,381
Verizon Owner Trust Vzot 2018 A A1A	3.23% 20 Apr 2023	-	679,979
Visa Inc Sr Unsecured	2.2% 14 Dec 2020	-	940,665
Vodafone Group Plc Sr Unsecured	3.75% 16 Jan 2024	-	112,289
Vodafone Group Plc Sr Unsecured	4.125% 30 May 2025	-	247,031
Vodafone Group Plc Sr Unsecured	4.125% 30 May 2025	-	57,227
Volkswagen Group America Company Guar 144A	4.25% 13 Nov 2023	-	713,387
Wabtec Corp Company Guar	3.83819% 15 Sep 2021	-	144,845
Wabtec Corp Company Guar	4.7% 15 Sep 2028	-	389,357
Waldorf Astoria Boca Raton Tru Wabr 2016 Boca A 144A	3.80513% 15 Jun 2029	-	504,922
Warner Media Llc Company Guar	4.75% 29 Mar 2021	-	405,828
Warner Media Llc Company Guar	3.55% 1 Jun 2024	-	256,122
Warner Media Llc Company Guar	3.6% 15 Jul 2025	-	301,760
Warner Media Llc Company Guar	4.05% 15 Dec 2023	-	694,302
Waste Management Inc Company Guar	4.6% 1 Mar 2021	-	393,159
Waste Management Inc Company Guar	4.75% 30 Jun 2020	-	414,957
Wells Fargo + Company Sr Unsecured	3.069% 24 Jan 2023	-	292,434
Wells Fargo + Company Sr Unsecured	2.6% 22 Jul 2020	-	764,896
Wells Fargo Bank Na Sr Unsecured	3.625% 22 Oct 2021	-	699,258
Wells Fargo Commercial Mortgag Wfcm 2017 Rc1 A2	3.118% 15 Jan 2060	-	1,156,220
Welltower Inc Sr Unsecured	5.25% 15 Jan 2022	-	411,504
Welltower Inc Sr Unsecured	4% 1 Jun 2025	-	387,811
Western Midstream Operat Sr Unsecured	4.5% 1 Mar 2028	-	85,733
Western Midstream Operat Sr Unsecured	4.75% 15 Aug 2028	-	55,143
Western Union Co/The Sr Unsecured	4.25% 9 Jun 2023	-	364,291
Westpac Banking Corp Sr Unsecured	2.8% 11 Jan 2022	-	156,328
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A3	3.66% 15 Mar 2047	-	608,595
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A5	4.101% 15 Mar 2047	-	344,364
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C24 A5	3.607% 15 Nov 2047	-	734,676
Wheels Spv Llc Whls 2016 1A A3 144A	1.87% 20 May 2025	-	398,482
Williams Companies Inc Sr Unsecured	3.9% 15 Jan 2025	-	267,337
Williams Companies Inc Sr Unsecured	3.6% 15 Mar 2022	-	232,098
Williams Companies Inc Sr Unsecured	4% 15 Nov 2021	-	329,539
World Financial Network Credit Wfnmt 2017 B A	1.98% 15 Jun 2023	-	278,092
World Financial Network Credit Wfnmt 2017 C A	2.31% 15 Aug 2024	-	733,035

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2018

	World Financial Network Credit Wfnmt 2018 A A	3.07% 16 Dec 2024	-	356,196
	World Financial Network Credit Wfnmt 2018 A A	3.07% 16 Dec 2024	-	1,444,039
	Wrkco Inc Company Guar 144A	3.75% 15 Mar 2025	-	516,317
	Yamana Gold Inc Company Guar	4.95% 15 Jul 2024	-	152,061
	Zimmer Biomet Holdings Sr Unsecured	2.7% 1 Apr 2020	-	141,527
	Zoetis Inc Sr Unsecured	3.45% 13 Nov 2020	-	127,795
	Corporate and Other Obligations		-	165,675,619
	Separate Investment Contract:
*	Metropolitan Life Insurance Company	Separate Investment Account	-	128,217,626
	Benefit Resource Interest Rate Wrapper Contracts:
*	Metropolitan Life Insurance Company		-	(76,737)
*	Prudential Financial Inc		-	(60,509)
*	Transamerica Inc		-	(128,100)
	Benefit Resource Interest Rate Wrapper Contracts		-	(265,346)
	Synthetic Guaranteed Investment Contracts at Fair Value		-	544,006,260
	Adjustment to Contract Value		-	3,358,445
	Synthetic Guaranteed Investment Contracts at Contract Value		-	547,364,704
	Common-collective Trusts:
*	Northern Trust Domestic Mid Cap	Common-collective Trusts	-	45,310,188
*	SSgA Emerging Markets Equity	Common-collective Trusts	-	18,212,989
*	State Street S&P 500 Index Non-Lending Series Fund	Common-collective Trusts	-	340,384,716
*	State Street International Index Non-Lending Series Fund	Common-collective Trusts	-	75,872,665
*	State Street Russell Small Cap Index Non-Lending Series Fund	Common-collective Trusts	-	114,357,816
*	Vanguard Target Retirement Income	Common-collective Trusts	-	30,333,637
*	Vanguard Target Retirement 2015	Common-collective Trusts	-	32,430,676
*	Vanguard Target Retirement 2020	Common-collective Trusts	-	73,133,367
*	Vanguard Target Retirement 2025	Common-collective Trusts	-	96,395,744
*	Vanguard Target Retirement 2030	Common-collective Trusts	-	101,164,647
*	Vanguard Target Retirement 2035	Common-collective Trusts	-	101,170,310
*	Vanguard Target Retirement 2040	Common-collective Trusts	-	82,886,012
*	Vanguard Target Retirement 2045	Common-collective Trusts	-	60,200,190
*	Vanguard Target Retirement 2050	Common-collective Trusts	-	67,367,900
*	Vanguard Target Retirement 2055	Common-collective Trusts	-	2,393,356
	Comingled Investments		-	1,241,614,213
***	Self-managed Fund:
	Self-managed Fund		-	59,924,801
*	Participant Loans	Interest rates range from 4.25% to 6.75%	-	35,407,328
	Collateral Held on Loaned Securities
*	SSgA Quality D Short-term Investment Fund		-	14,569,547
	Total Investments		-	2,339,873,499

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
***	Certain investments in this fund are with Parties-in-Interest

(1) Cost information not required for participant-directed investments.

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
INCENTIVE INVESTMENT PLAN

Date: June 28, 2019	By:	/s/ James K. Saccaro
James K. Saccaro
Member of the Administrative Committee